ORIGINAL SIGNATURES

04011869

24-10084

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 1-A**

**REGULATION A OFFERING STATEMENT**
**UNDER THE SECURITIES ACT OF 1933**

Country Bank Holding Company, Inc.
(Exact name of issuer as specified in its charter)

New York
(State or other jurisdiction of incorporation or organization)

200 East 42nd Street, ninth floor, New York, New York 10017
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

MAR 17 2004

Mr. William Burke, President
200 East 42nd Street, ninth floor
New York, New York 10017
(212) 818-9090
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jay L. Hack, Esq.
Gallet Dreyer & Berkey, LLP
845 Third Avenue
New York, New York 10022
212-935-3131
212-935-4514 (fax)

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

| | |
|---|---|
| 6022 | 65-1206631 |
| (Primary standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

## PART I — NOTIFICATION

### ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

The issuer requests a waiver of the requirement for the listing of residential addresses of the directors and officers of the issuer for security reasons. The principal business of the issuer is owning all of the issued and outstanding stock of Country Bank, a New York State Chartered commercial bank that has been in operation since 1988. For security reasons, it is generally considered inadvisable to provide the residence addresses of bank personnel in public documents because there have been incidents, not at Country Bank, in which kidnappings of officers or directors or their family members from their homes have been used as part of bank robbery attempts.

(a) the issuer's directors:

| Name and position | Business Address |
|---|---|
| Judith A. Aydelott, director | Westermann Hamilton Sheehy Aydelott & Keenan, LLP, 222 Bloomingdale Road, Suite 308, 10605 |
| William J. Burke, director, president and chief executive officer | c/o Country Bank, 200 East 42nd Street, New York, New York 10017 |
| Bryan O. Colley, director | The Colley Group, Front Street, Croton Falls, New York 10519 |
| Vincent J. Dougherty, director | Country Bank, 200 East 42nd Street, New York, New York 10017 |
| John G. Flynn, director | The Sky Club, 200 Park Avenue, New York, NY 10166 |
| Paul Fornaby, director | Country Bank, 200 East 42nd Street, New York, New York 10017 |
| Patricia M. MacGillivray, director | GMIA, Inc.<br>118 Brook Street<br>Scarsdale, NY 10583 |
| Regina C. Morini, director | Putnam County Legislature, 40 Gleneida Avenue, Carmel, New York 10512 |
| Carolyn T. Murphy, director | MCI, 200 Park Avenue, 6th Floor, New York, New York 10166 |
| JoAnn M. Murphy, director and Vice Chair of the Board | Country Bank, 200 East 42nd Street, New York, New York 10017 |

| | |
|---|---|
| Joseph M. Murphy, director and chairman of the Board | Country Bank, 200 East 42nd Street, New York, New York 10017 |
| Joseph M. Murphy, Jr. director and executive vice president | Country Bank, 200 East 42nd Street, New York, New York 10017 |
| Mary J. Murphy, director | Pepsico<br>700 Anderson Hill Rd<br>Purchase, NY |
| Richard C. Petriccione, director | Iona College, 715 North Avenue, New Rochelle, New York 10801 |

(b) the issuer's officers:

In addition to the officers named in the above table, the following person is the only executive officer of the issuer who is not also a director and named in response to Item 1(a) above:

Mario Pastorino, Treasurer, c/o Country Bank, 200 East 42nd Street, New York, New York 10017

(c) the issuer's general partners:

NONE, the issuer is a corporation

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

JoAnn M. Murphy, whose information is provided in response to Item 1(a), own of record 5% or more of the issuer's outstanding common stock, the only equity security that the issuer has outstanding.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

JoAnn M. Murphy and Joseph M. Murphy, Jr., both of whose information is provided in response to Item 1(a), own beneficially 5% or more of the issuer's outstanding common stock, the only equity security that the issuer has outstanding.

(f) promoters of the issuer:

NONE

(g) affiliates of the issuer:

Country Bank, wholly-owned subsidiary, and Country Financial Services, Inc. a subsidiary of Country Bank, both with offices at 200 East 42nd Street, New York, New York 10017

(h) counsel to the issuer with respect to the proposed offering:

Jay L. Hack, Esq., Gallet Dreyer & Berkey, LLP, 845 Third Avenue, New York, New York 10022

(i) each underwriter with respect to the proposed offering:
NONE

(j) the underwriter's directors:

N/A

(k) the underwriter's officers:

N/A

(l) the underwriter's general partners:

N/A

(m) counsel to the underwriter:

N/A

**ITEM 2. Application of Rule 262**

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

**ITEM 3. Affiliate Sales**

The issuer has had a net income from operations of the character in which the issuer intends to engage for both of its last two fiscal years. The response to this question is provided on a consolidated lease and includes the operations of County Bank prior to its reorganization into the holding company form of organization.

**ITEM 4. Jurisdictions in Which Securities Are to be Offered**

(a) The securities are NOT to be offered by underwriters, dealers or salespersons.

(b) The jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen, and the method by which such securities are to be offered, are as follows:

Jurisdictions: New York. In addition, the issuer has stockholders who reside in Connecticut, the District of Columbia, Florida, Georgia, Kentucky, New Hampshire, New Jersey, New Mexico, North Carolina, South Carolina and Virginia. An offering to stockholders in those states will also be made if such an offering can be made without undue expense under state blue-sky laws. The issuer currently believes that it will offer to stockholders in all of those states except for Florida and Georgia. There are three stockholders of record in Florida and one in Georgia and the issuer will offer shares to those stockholders if appropriate arrangements can be made with the securities officials in those two jurisdictions.

Method: Phase I of this offering is being made to existing stockholders of the issuer. The issuer estimates that, excluding directors, officers, their family members and their related interests, it has less than 100 stockholders. The issuer will make this offering by mailing a copy of the offering materials, an explanatory cover letter (included as Exhibit 12 hereto), and an order form (included as Exhibit 4 hereto) directly to stockholders of record at their addresses as shown of the issuer's records. The issuer will also provide to broker/dealers, banks and others controlling stock in street name such number of copies of the offering materials as they may request for transmission to the beneficial owners of such shares.

**ITEM 5. Unregistered Securities Issued or Sold Within One Year**

(a) The issuer was formed in 2003 in order to effect the corporate reorganization of Country Bank, a New York State chartered bank which had opened for business in 1988. The issuer issued its shares in exchange for the issued and outstanding shares of stock of Country Bank on a one for one exchange basis in a transaction that was exempt from Registration under Section 3(a)(12) of the Securities Act of 1933. The reorganization transaction in which the shares were issued was approved by the New York Superintendent of Banks, the Federal Deposit Insurance Corporation and the Federal Reserve System. In addition, on December 31, 2003, in order to increase the capital of its subsidiary bank, the issuer sold 92 shares of its common stock to directors and their related interests in an offering that qualified for exemption under Rule 505 of Regulation D. Form D was filed with the Securities and Exchange Commission in January 2004 with respect to that offering. The information requested in this item for those two transactions is as follows:

(1) The name of the issuer: Country Bank Holding Company, Inc.

(2) Title and amount of securities issued:

Section 3(a)(12) offering: 1,500 shares.

Regulation D offering: 92 shares.

(3) The aggregate offering price or other consideration for which the shares were issued and basis for computing the amount thereof:

Section 3(a)(12) offering: shares were issued in exchange for issued and outstanding shares of stock of Country Bank on a one for one basis. No cash was paid. There were 1,500 shares of stock of Country Bank outstanding at that time so 1,500 shares of stock of Country Bank Holding Company, Inc. were issued.

Regulation D offering: 92 shares were sold for an aggregate price of $1,041,900. The per share price of $11,325 was the same as the price in this offering. The price was determined by the Board of Directors based upon an assessment of earnings, net worth, business prospects and other factors regarding the existing operations of the issuer, with the understanding that the issuer would proceed to prepare this Regulation A offering and offer shares at the same price to all other stockholders

(4) The names and identities of the persons to whom the securities were issued.

Section 3(a)(12) offering: The issuer respectfully requests permission not to provide the requested information because that information would constitute a list of all of its issued and outstanding stockholders, many of whom have small holdings and no relationship with the issuer other than the ownership of shares of stock. In many cases, that stock ownership goes back more than 15 years to the original stock offering of Country Bank in 1988. It would be unfair to those stockholders to reveal their identities. Approximately 68.2% of the issuer's common stock is owned by directors, executive officers and their related interests, as shown in the annexed offering circular under the caption "Our Management and Board of Directors – Security Ownership of Management." The identities and business addresses of those stockholders are set forth in Item 1(a) above. Those directors and officers all received shares of stock of the issuer in the 3(a)(13\2) offering in exchange for their shares of stock of Country Bank, representing significantly more than a majority of the shares issued in the 3(a)(12) offering.

Regulation D offering: The following is a list of the purchasers of stock in the Regulation D offering. All the purchasers were directors except one purchaser that was the Individual Retirement Account of a director. All purchasers thus qualified as accredited investors.

| Name of Purchaser | Number of Shares | Name of Purchaser | Number of Shares |
|---|---|---|---|
| Judith A. Aydelott | 2 | Paul R. Fornaby | 9 |
| William J. Burke | 9 | The individual retirement account of JoAnn M. Murphy | 50 |
| Bryan O. Colley | 7 | Joseph M. Murphy, Jr. | 9 |
| Vincent J. Dougherty | 5 | | |
| John G. Flynn | 1 | | |

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

NONE

(c) The issuer relies of Section 3(a)(12) of the Securities Act and Regulation D Rule 505. See discussion above under Item 5(a) above for a brief statement of the facts relied upon for the exemptions.

**ITEM 6. Other Present or Proposed Offerings**

The issuer or any of its affiliates is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. However, the issuer and its subsidiary, Country Bank, are subject to minimum capital ratio regulations of the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation, respectively. In the event that additional capital is required in order to satisfy those regulations, the issuer may offer additional shares of its stock in the future.

**ITEM 7. Marketing Arrangements**

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

NONE

(2) To stabilize the market for any of the securities to be offered;

NONE

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

NONE

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

NONE

**ITEM 8. Relationship with Issuer of Experts Named in Offering Statement**

No experts are named in the offering statement.

**ITEM 9. Use of a Solicitation of Interest Document**

No publication authorized by Rule 254 was used prior to the filing of this notification.

**PART II – OFFERING CIRCULAR**

The Offering Circular begins on the following page

# COUNTRY BANK HOLDING COMPANY, INC.

200 East 42nd Street 9th floor
New York, NY 10017
(212) 818-9090

## OFFERING CIRCULAR

## Up to 349 Shares
## Common Stock

## $11,325 per share
**(subject to increase for sales to non-stockholders)**

The shares are not listed on an exchange or the NASDAQ Stock Market. The shares are reported on the Other-OTS lists under the symbol "CYHC."

*See "Risk Factors" beginning at page [5] for a discussion of certain risks of purchasing these shares.*

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.**

**OUR SHARES OF COMMON STOCK ARE NOT DEPOSITS. THEY ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.**

This offering will be conducted in two phases. Phase I, which is an offering to our stockholders as of the date of this offering circular, will end on [thirty days after the date of this offering circular] at 5:00 pm New York time unless the Board of Directors extends that date. Phase II, which will occur after the completion of Phase I, will expire no later than [180 days after the date of this offering circular]. There is no minimum number of shares that must be sold in order for this offering to be consummated. Funds received in payment for shares will be held in a separate, segregated, non-interest-bearing account at Country Bank pending completion of this offering. Any subscriptions not applied to purchase stock for any reason will be refunded, without interest.

**Date of Offering Circular: ________________, 2004**

## Table Of Contents



**We have not authorized any dealer, salesperson or any other person to give any information or to make any representation related to this offering other than those made in this Offering Circular. If any other information or representation is given or made, you should not rely on it as having been given or made by Country Bank Holding Company, Inc. or Country Bank. This Offering Circular is not an offer to sell or a solicitation of an offer to buy any stock to any person in any state in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation in that state. The delivery of this Offering Circular or any sale of stock in this offering does not imply that there has been no change in our affairs since the date of this Offering Circular.**

## SUMMARY

### Who are we and what is our business strategy?

We are a bank holding company that owns all the stock of Country Bank, a New York State chartered commercial bank with five offices in the New York City metropolitan area. Our business goal is to optimize shareholder value by catering to the banking needs of small businesses in the New York City metropolitan area. We provide small businesses and individuals involved in commercial activities with lending and deposit services that fit their needs. We develop our business primarily through personal service to our customers. Our customers have the advantage of being able to work with senior officers of our company in obtaining banking services, and thus we seek to distinguish ourselves from many of our larger competitors who do not provide personalized banking services. We want to grow our franchise, but we must increase capital to do so because we want to grow safely while continuing to satisfy federal capital ratio requirements. To implement our goal of optimizing shareholder value, our operating strategies are to:

- Capitalize on the availability of small business customers in our geographic market through direct outreach to those customers by our senior staff.
- Leverage the talent of our management team, all of whom have substantial local market knowledge.
- Concentrate our lending on adjustable-rate or short-term loan products to protect against the adverse effects of possible future increases in market interest rates.
- Maintain high asset quality by using rigorous approval and credit risk management practices, with special emphasis on adequate real estate collateral to protect against loan losses.
- Work to increase our volume of demand deposits as a low cost funding source.

### What is the stock offering?

We are offering up to 349 shares of our common stock in two phases. Phase I is an offering to our stockholders. In Phase I, our existing stockholders have the right to purchase shares of our stock at $11,325. Each stockholder may purchase the greater of:

- one share, or
- his or her pro rata portion of the 349 shares that we are offering, based on the number of shares that he or she owned of record on the date of this offering circular.

Phase I will end on [30 days from the date of this offering circular] unless the Board of Directors extends that deadline. If you want to subscribe to purchase stock in Phase I, you must submit an order form so that we receive it with payment in full by that date.

In Phase II, which will be conducted at the discretion of the Board of Directors, we will offer remaining shares to stockholders and non-stockholders at a price to be determined by the Board of Directors, but not less than $11,325 per share. Phase II, if we proceed with Phase II, will end no later than [180 days from the date of this offering circular].

We will contribute the net proceeds from the sale of stock to our subsidiary, Country Bank, as capital. Country Bank will use the capital to satisfy federal capital requirements and for its general

business purposes. We now have 1,592 shares outstanding. We are making the offering ourselves and we are not using an underwriter or sales agent. The sale price is equal to the price that some of our directors paid to purchase 92 shares of our stock on December 31, 2003, in a sale we undertook to increase Country Bank's capital before year end. For more information, see the section "The Offering and Our Common Stock" beginning at page [10].

**What are the risks of buying stock in the offering?**

In addition to the normal risks of investing in equity securities, there are other risks that apply to investing in our stock. We describe what we believe are the most substantial risks in the "Risk Factors" Section at page [5]. This is a summary of those risks.

- We need to increase our loan portfolio to improve future earnings.
- We are dependent on our senior officers to implement our business strategy.
- One stockholder controls our company.
- A continuation of current low market interest rates reduces the benefits of our adjustable-rate and short-term loans.
- Any adverse change in economic conditions in the New York City metropolitan area could affect our profitability.
- Regulatory capital ratio requirements, which we satisfy, may restrict our ability to grow.
- There is no active market for our common stock.
- We face active competition from many other financial institutions providing similar products and services.

**What business are we engaged in?**

Our subsidiary, Country Bank, opened for business in 1988. We have five offices, including two in Manhattan, two in the Bronx and one in Westchester County. Our primary business is accepting deposits from the general public and making loans to small businesses. We concentrate on mortgage loans on commercial, multi-family and mixed-use properties. We invest excess funds that we cannot lend in investment and mortgage-backed securities, most of which are issued by government agencies and government-sponsored enterprises such as the Small Business Administration, the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). On a consolidated basis at December 31, 2003, we had total assets of $320.5 million, total loans of $162.1 million and total deposits of $287.2 million. We had net income of $706,529 in 2003. For more information, see the section "Our Business and Financial Affairs" beginning at page [15].

**What financial data is being provided to subscribers to evaluate this offering?**

Summary financial data is included beginning at page [7]. Our audited financial statements begin at page F-2, towards the end of this offering circular. In addition, in the section titled "Our Business and Financial Affairs," beginning at page [15], we provide detailed financial information about our business, especially about our loans, our investments, our deposits, our net interest income, and the sensitivity of our assets and liabilities to changes in interest rates.

## RISK FACTORS

Please review the following risk factors carefully before deciding whether to purchase any stock in this offering.

***We need to increase our loan portfolio to improve future earnings.*** Since year-end 2001, we experienced substantial growth. Total assets increased from $146 million at year-end 2001 to $320 million at year-end 2003. The growth in our loan portfolio has not been as fast, with total loans increasing from $85 million at year-end 2001 to $162 million at year end 2003. Therefore, loans as a percentage of total assets have declined from 58% at December 31, 2001 to 51% at year-end 2003. Loans are our highest yielding asset category. The decline in loans as a percentage of total assets is disadvantageous because investment alternatives such as debt securities, bank deposits and federal funds sold have significantly lower interest rates. Originating new loans with satisfactory risk characteristics and interest rate sensitivity is important to improving profitability. Although our staff continues to work to originate loans that satisfy our business plan and our underwriting standards, there is no guaranty that we will be able to do so.

***We are dependent on our senior officers to implement our business strategy.*** Our business strategy involves close relationships between our senior officers and our customers. We use those relationships to distinguish ourselves from other providers of commercial banking services in our market areas. Our customers know that they can communicate directly with senior officers who will assist them in satisfying their banking needs. If any of our senior officers ceases to be associated with our company for any reason, that could have an adverse effect on our business operations.

***One stockholder controls our company.*** JoAnn M. Murphy, a director and Vice Chair of the Board, is the beneficial owner of 661 shares of our stock, representing 41.5% of the outstanding shares. Mrs. Murphy's husband is a member and chairman of the Board of Directors. Four of their children are also directors and they have beneficial ownership of an additional 241 shares (15.1%) of our stock. This relationship between the Murphy family and our company could make it difficult or impossible for other stockholders to obtain approval of transactions which they believe are in their best interests unless Mrs. Murphy approves those transactions.

***A continuation of current low market interest rates reduces the benefits of our adjustable-rate and short-term loans.*** Our net income is substantially dependent upon our net interest income, which is the difference between the amount we earn on interest-earning assets such as loans and securities and the amount we pay on interest-bearing liabilities, principally deposits. In order to reduce the risk that rapidly fluctuating market interest rates will have an adverse effect on our net income, we have focused our lending on loans with interest rates that change based on changes in the prime rate. In a rising interest rate environment, our interest income on those loans should increase. The recent period of low market interest rates, with the prime rate having been below 5% for more than two years, reduces the benefits we obtain from those loans. Although the low market interest rates have also allowed us to decrease the rates we pay on deposits, the decrease in deposit rates has not been as great as the decrease in loan yields, resulting in what is known as spread compression. A continuation of low market interest rates could adversely affect our ability to increase net income.

***Any adverse change in economic conditions in the New York City metropolitan area could affect our profitability.*** Most of our business involves making loans to and accepting deposits from individuals and businesses located in the New York City metropolitan area. Many of our loans are mortgage loans secured by properties located in and around New York City. Therefore, the economic conditions and business climate in the New York City metropolitan area have a substantial effect on our ability to generate income. Adverse local economic conditions can affect the ability of our borrowers to

repay their loans, which has a direct effect on our net interest income. These economic conditions are outside our control. Although we attempt to minimize the risks of general economic conditions through prudent loan underwriting and requiring collateral on most of our loans, any future economic downturn could have an adverse effect on our results of operations.

***Regulatory capital ratio requirements, which we satisfy, may restrict our ability to grow.*** Our strategy to improve profitability focuses primarily on a two-pronged approach:

- Reinvest cash flows from our low-yielding investment and mortgage-backed securities in higher yielding loans; and

- Increase the funds that we have available to invest, especially through growth of low-cost demand deposits, and then invest those funds in loans at a positive spread over our cost of those funds.

It is our goal to maintain sufficient capital to be classified as well-capitalized by federal bank regulators because that provides us with operating and regulatory flexibility and allows us to grow as appropriate opportunities arise. Due to our growth in the past two years, our capital ratios have declined. For the quarter ended December 31, 2003, Country Bank's leverage capital ratio was 5.00%, the minimum necessary to be classified as well-capitalized. Its total risk-based capital ratio was 10.54%, compared to the 10.00% minimum necessary to be classified as well-capitalized. The leverage capital ratio directly affects growth because an increase in assets decreases that capital ratio unless we also increase capital. In addition, the risk-based capital ratio affects our ability to increase loans as a percentage of total assets because loans have a higher risk weight than most investment securities, and thus replacing an investment security with a loan generally has the effect of decreasing the risk based capital ratio even if asset levels remain the same.

The principal purpose of this offering is to raise additional capital to allow us to continue to be classified as well-capitalized while we implement our business plan. However, we may complete the offering and accept the subscriptions that we receive even though we do not sell the 349 shares ($3,953,425 or more of gross proceeds) that we are offering. Therefore, subscribers cannot be assured that we will be able to increase our capital by the full amount we seek in this offering.

***There is no active market for our common stock***. Our common stock is not listed for trading on an exchange, nor is it traded on the NASDAQ Stock Market. It is reported on the other OTC list. To our knowledge, there is no active trading market for our stock and we believe that purchases and sales occur infrequently. Therefore, any person who purchases our stock may have difficulty selling the shares. The lack of an active market also means that upon an attempt to sell, a stockholder may be unable to obtain full value for the shares he or she wants to sell because of the lack of regular buyers and regular meaningful price quotations. Furthermore, the lack of an active market makes it more difficult to determine a fair market value and thus more difficult to judge whether the purchase price in this offering is appropriate.

***We face active competition from many other financial institutions providing similar products and services.*** Our principal business is owning all the issued and outstanding shares of stock of Country Bank. Country Bank operates in the New York City metropolitan area, one of the most competitive banking markets in the United States. Most of the largest banks in the United States, as well as many other financial institutions larger than Country Bank, have offices in our market area. These other institutions are able to compete aggressively for deposits, loans and other banking services. Aggressive competition may make it more difficult to deploy the proceeds of this offering or to invest available funds in suitable interest-earning assets with satisfactory yields.

## Selected Financial Data

Set forth below are selected financial and other data at or for the year ended as shown. This financial data is derived in part from, and should be read in conjunction with, the Financial Statements and Notes to Financial Statements included at the end of this offering circular beginning at page F-2.

| | At or for the Year Ended December 31, | | |
|---|---|---|---|
| **Selected Financial Condition Data:** | 2003 | 2002 | 2001 |
| Total Assets | $ 320,471,079 | $ 216,877,121 | $ 145,783,690 |
| Loans Receivable, Net | 162,054,313 | 116,682,148 | 84,529,095 |
| Investment Securities | 143,118,410 | 59,750,603 | 41,655,817 |
| Deposits | 287,196,385 | 196,197,210 | 130,502,009 |
| Total Borrowings | 16,500,000 | 5,000,000 | - |
| Equity Capital | 15,655,512 | 14,858,867 | 13,779,016 |
| **Selected Operations Data:** | | | |
| Total interest income | 11,898,521 | 9,741,913 | 9,897,379 |
| Total interest expense | (5,415,192) | (3,804,259) | (3,846,221) |
| Net interest income | 6,483,329 | 5,937,654 | 6,051,158 |
| Provision for loan losses | (75,000) | (60,000) | (300,000) |
| Net Interest Income after provision for loan losses | 6,408,329 | 5,877,654 | 5,751,158 |
| Fees and service charges | 959,289 | 797,781 | 731,490 |
| Gain (loss) on sale of investment securities | 657,067 | 1,766,314 | 411,631 |
| Other noninterest income (1) | 166,682 | 108,063 | 4,801,438 |
| Total noninterest income | 1,783,038 | 2,672,158 | 5,944,559 |
| Total noninterest expense | 7,081,837 | 6,474,472 | 6,397,380 |
| Net income before tax | 1,109,530 | 2,075,340 | 5,298,337 |
| Income tax provision | 403,000 | 419,490 | 2,198,104 |
| Net income | $ 706,530 | $ 1,655,850 | $ 3,100,233 |

(1) Other noninterest income in 2001 includes approximately $4.6 million representing the pre-tax gain on the disposition of our Carmel office and the banking business at that office.

**SELECTED FINANCIAL RATIOS AND OTHER DATA:**

| | At or for the Year Ended December 31, | | |
|---|---|---|---|
| **Performance Ratios:** | 2003 | 2002 | 2001 |
| Return on assets (net income to average total assets) | 0.25% | 0.89% | 2.15% |
| Return on equity (net income to average equity) | 4.91% | 11.61% | 22.48% |
| Average interest rate spread | 2.06% | 2.81% | 3.71% |
| Net interest margin | 2.41% | 3.34% | 4.52% |
| Efficiency ratio | 85.67% | 75.20% | 53.33% |
| Ratio of operating expense to average total assets | 2.53% | 3.47% | 4.43% |
| Ratio of average interest-earning assets to average interest-bearing liabilities | 117.25% | 124.76% | 128.17% |
| Net income per share (1) | $471.33 | $1,103.90 | $2,066.82 |
| Dividends per share | $500.00 | $500.00 | $800.00 |
| **Asset Quality Data and Ratios:** | | | |
| Total non-performing loans | $ 1,908,000 | $ 101,000 | $ 978,000 |
| Other non-performing assets | $ 294,000 | $ 118,000 | $ - |
| Loans 90 days or more past due and still accruing (2) | $ 1,850,000 | $ 56,000 | $ 629,000 |
| Allowance for loan losses | $ 852,328 | $ 745,140 | $ 778,615 |
| Non-performing assets to total assets at end of period | 0.69% | 0.10% | 0.67% |
| Non-performing loans to total loans | 1.17% | 0.09% | 1.15% |
| Allowance for loan losses to loans receivable, net | 0.53% | 0.64% | 0.92% |
| **Capital Ratios:** | | | |
| Average equity to average assets | 5.14% | 7.65% | 9.55% |
| Book value per share | $9,822 | $9,906 | $9,186 |
| **Other Data** | | | |
| Number of banking offices | 5 | 5 | 5 |

(1) Other noninterest income in 2001 includes approximately $4.6 million representing the pre-tax gain on the disposition of our Carmel office and the banking business at that office.

(2) In 2003, includes a loan with a principal balance of $532,000 that we collected in full in February 2004.

0017

## Our Business Strategy

In 2001, we sold our existing headquarters office in Carmel, New York, and the related banking business in order to increase our capital and concentrate our efforts closer to New York City. The sale improved our capital ratios, both through a reduction in total assets as a result of the disposition of the office, and through an increase in our capital as a result of the gain we realized on the sale. Since 2001, our business strategy has been focused on increasing shareholder value and improving our franchise through the following strategic steps:

- **Commercial Lending.** Loans are our most important asset category because they generate higher yields than other investments that we are permitted to make. Therefore, we concentrate our efforts on building our loan portfolio. Our subsidiary, Country Bank, is a commercial bank and we focus our efforts on the commercial sector of the banking business.
    - **Leverage Our Expertise.** We have a dedicated staff of experienced commercial lenders with substantial knowledge of the real estate market in the New York City metropolitan area. We seek to garner new customers for our loan products by putting senior officers in direct contact with potential borrowers to develop relationships at a high level, so that borrowers are not shunted down stream to low level staff. Thus, customers and potential customers, many of which are small businesses that larger banks ignore, know that we care about their business and want to serve their financial needs.
    - **Focus on Mortgage Lending.** We concentrate our lending on commercial mortgage loans because we believe that mortgage loans to businesses provide an appropriate balance between the lower yields of mortgage loans to consumers and higher yields of non-mortgage loans to businesses. We make non-mortgage loans to businesses as the second largest category of loans in our portfolio, but we do so only selectively after a careful evaluation of the borrower. Although non-mortgage loans to businesses generally have higher yields than mortgage loans, they also present higher risks.
- **Maintain Interest Rate Sensitivity.** We seek to avoid interest rate risk by making loans and purchasing securities with either adjustable interest rates or short terms to maturity. In periods of rising interest rates, which many financial experts predict in the foreseeable future, long-term fixed rate loans and investments can have a disastrous effect on net income because the rate earned stays constant while the cost of funds increases. We have worked hard to avoid that problem, and at December 31, 2003, 77.5% of our loan portfolio had adjustable interest rates and 22.5% had fixed rates. We estimate that approximately 82% of our loan portfolio will mature or the interest rate will adjust within one year, and less than 2% will mature or reprice in more than 5 years. Similarly, we estimate that 72% of our securities will mature or reprice in less than one year, and 96% will do so in less than 3 years. Although this may cause us to forgo some interest income because the yields on adjustable or short-term investments tend to be lower, we believe that our long-term health is strengthened by this approach.
- **Prudent Growth of Our Total Asset Base.** We also believe it is important to continue to grow our total asset base by increasing both deposits and investments. This will provide us with a higher level of interest income from a larger portfolio of interest-earning assets. We also intend to work to increase the ratio of noninterest demand deposits to total deposits to provide funds for that growth at lower cost. In order to grow in a safe and prudent manner, we are seeking to augment our capital through this offering so that our capital ratios all remain at the level considered "well-capitalized" by federal bank regulators.

## The Offering and Our Common Stock

We are offering shares of our common stock in two phases as follows:

**Phase I**

We are offering shares of our common stock to our stockholders of record on the date of this offering circular (the "Record Date"). We had approximately 91 stockholders of record on that date. Each of those stockholders will have the first priority right to purchase the greater of:

- One share of our stock, or
- The number of shares of our stock as is equal to 349 shares multiplied by a fraction. The fraction will be equal to the number of shares that the stockholder owned of record on the Record Date, divided by 1,500.

The purchase price will be $11,325 per share. The deadline for submitting orders to purchase stock in Phase I is [30 days after the date of this offering circular]. We are not using an underwriter or selling agent in this offering and we will not be paying a commission to anyone in order to assist in the selling effort. There is no minimum number of shares that we must sell in order to complete Phase I or Phase II. We are offering the shares to our stockholders by sending this offering circular directly to them. Stockholders may not transfer the right to subscribe. If a stockholder does not exercise his or her right to subscribe, that right will expire automatically on [30 days after the date of this offering circular] at 5:00 p.m., New York time, unless our Board of Directors elects to extend that deadline.

Some of our directors purchased a total of 92 shares of our stock on December 31, 2003, for the same price, $11,325 per share. Those purchasers have agreed that if they want to purchase any stock in Phase I, their subscriptions will be subordinate to first priority subscriptions by other stockholders in Phase I.

Stockholders may also submit second priority orders to purchase additional shares of our stock in Phase I in excess of the number of shares that they have the right to purchase as described above. Those orders will be accepted at the discretion of the Board of Directors, but if the Board of Directors elects to accept any of those orders, then it will accept those orders pro rata from all stockholders who submit orders for excess shares, based upon the number of shares they own, up to the number of additional shares that the Board of Directors elects to sell.

Shares purchased by directors on December 31, 2003, will be excluded from all calculations and allocations to the extent necessary to treat all stockholders equally.

We will not allocate or sell any fractional shares. All calculations resulting in the right to purchase a fractional share will be rounded down to the next lowest whole number of shares.

**Phase II**

After we complete Phase I, the Board of Directors may elect to proceed to offer any remainder of the 349 shares to non-stockholders and to stockholders at a price not less than $11,325 per share. The Board of Directors will set the price in its sole discretion. Whether the Board decides to proceed with Phase II will depend on a number of factors, including the dollar amount of orders we receive in Phase I, market conditions and our business prospects at that time, our capital ratios after the completion of Phase I, and other factors that the Board of Directors may determine are relevant. If the Board elects to proceed with Phase II, we anticipate that we will revise this offering circular with the new pricing information and circulate it directly to individuals and entities known to us who may be interested

in purchasing our stock. We do not anticipate a wide distribution of additional shares even if the Board of Directors elects to proceed with Phase II.

## Use of Proceeds

We intend to use a portion of the proceeds to pay the costs of this offering, which we estimate will not exceed $50,000, regardless of the number of shares we sell. We intend to contribute the net proceeds from this sale of stock to our subsidiary, Country Bank, to increase its capital. Country Bank will then use the additional capital for general corporate purposes and to provide capital levels that satisfy FDIC capital requirements. We do not intend to use the proceeds to purchase equipment or to open any new facilities.

Country Bank opened for business in 1988. From 1988 through mid-1994, the bank had one deposit taking facility, its main office in Carmel, New York. Beginning in 1994, the bank began a program of expansion. In 1994, the bank opened its first branch in the Woodlawn section of the Bronx. In the intervening years, the bank has opened branches in the Riverdale section of the Bronx, the Town of Eastchester (Scarsdale post office), and two branches in midtown Manhattan. In 2001, the bank sold its Carmel main office to concentrate its efforts closer to New York City. Since the sale of the Carmel office, total assets have increased dramatically, to $320.5 million at year-end 2003.

Under the regulations of the FDIC, a bank is required to maintain minimum ratios of capital to assets to be qualified as "adequately capitalized." Above the minimum levels, there is a higher category, "well capitalized." If an institution is classified as well capitalized and is not experiencing any other problems, then it is entitled to operational flexibility and easier application procedures for some types of transactions. It is our goal for Country Bank to have capital ratios sufficient to be classified as "well capitalized," and it was classified as well capitalized through the second quarter of 2003. Due to asset growth, it was classified as adequately capitalized but not well capitalized for the third quarter of 2003. It was again classified as well-capitalized for the fourth quarter of 2003 due principally to the additional capital we raised by selling stock to directors. However, there was very little margin above the capital necessary to qualify as well capitalized. The principal purpose of this offering is to provide funds that we can contribute to Country Bank as additional capital so that it can continue to increase its assets in a safe and sound manner while remaining classified as well capitalized.

## Determination of Price

Since there is no active trading market for our stock, we have not been able to rely upon market quotations to establish a price for sales in Phase I. Therefore, the Board of Directors considered the following factors in determining the $11,325 per share price:

- Our net worth and net income.
- The prices at which purchases and sales of our stock were reported to have occurred based upon information known to our directors.
- The lack of a market for our common stock.
- The risk factors outlined above under the caption "Risk Factors."
- The dividend history.
- The price which directors were willing to pay for the stock, coupled with the fact that stockholders would be offered the stock at the same price.

**Subscriptions.**

***Subscription Procedure.*** Any stockholder who wants to purchase shares in Phase I must complete an order form, in the form distributed with this offering circular, and return it to us at our main office, 200 East 42nd Street, ninth floor, New York, NY 10022, accompanied by payment in full for the shares ordered. Once a subscriber submits an order form in Phase I, the order cannot be withdrawn or revoked unless we cancel this offering or we extend the deadline for submitting orders in Phase I beyond [60 days after the date of this offering circular]. We must actually receive the order form and payment no later than [thirty days after the date of this offering circular] at 5:00 p.m., New York time. Any Phase I subscription rights not exercised by that date will automatically expire, unless our Board of Directors extends the deadline in its sole discretion. We are not responsible for order forms that are lost in the mail or that we do not receive for any other reason. Once we issue shares of stock in this offering, those shares will not be subject to the restrictions on transfer that apply to subscription rights.

We may reject, but are not required to reject, any subscription that does not satisfy the requirements described in this offering circular. We will refund all funds we receive on subscriptions that we reject promptly after the rejection, without interest.

**Stockholders who desire to purchase more than their pro rata share of the 349 shares offered should submit order forms for the full amount of shares they want to purchase. These orders will be accepted or rejected by the Board of Directors in its discretion, except that if the Board of Directors elects to accept any of those orders, we will allocate the additional shares that the Board elects to sell among orders pro rata based on the number of shares that each Stockholder already owns. We will refund any excess payments without interest. In no event will the total number of shares we sell in this offering exceed 349 shares.**

***Termination and Extension.*** We may terminate or withdraw this offering at any time. We may sell any shares that stockholders do not purchase in any manner that the Board of Directors determines is appropriate, but at a price not less than $11,325 per share. We may extend Phase I in the sole discretion of the Board of Directors. However, if we extend Phase I beyond for more than 30 days, then persons who have submitted order forms will have the right to modify or withdraw their subscriptions.

***Retention of Subscription Funds Pending Completion***. Until we accept subscriptions and sell shares in this offering, we will hold all subscription funds in a separate segregated deposit account at Country Bank under our control. The funds will be insured by the FDIC up to applicable limits.We will not pay interest on those funds. If we abandon this offering for any reason, then we will refund any subscription payments.

***Partial Closing.*** We have the right to accept subscriptions in Phase I as we receive them and issue shares for those subscriptions while we continue to offer shares in Phase I. We may decide to do so if we want to take in the additional capital to increase the capital of Country Bank while we continue to offer stock. If we do so, we will accept first priority subscriptions we have received. Any second priority subscriptions will be held until the expiration of Phase I, when the Board of Directors will determine whether to accept those orders.

***Income Tax Consequences***. We believe that the right to subscribe to purchase shares of our stock is not a taxable dividend or other taxable distribution to our stockholders. Stockholders should consult with their tax advisors regarding the tax consequences of their purchase and ownership of our stock.

***Purchase Restrictions.*** Under New York and federal laws, approval from federal and state bank regulators may be required in order for a person, firm or corporation, individually or acting together with others, to acquire more than 10% of our outstanding stock, or to vote that stock. Stockholders who individually, or with others acting together, seek to purchase in this offering sufficient shares so that their percentage ownership could exceed 10% should consult with legal counsel before submitting an order form to insure that they comply with all applicable laws.

***Participation by the Board.*** As we have discussed above, directors and their related interests have already purchased 92 shares of our stock as of December 31, 2003, for the same purchase price that applies in this offering. Directors may subscribe to purchase additional shares in this offering, but subscriptions from directors who purchased stock on December 31, 2003 will be subordinate to the first priority subscriptions of other stockholder. We will apply the same allocation rules that apply to other stockholders. None of our directors, officers or employees, nor directors, officers or employees of Country Bank, will receive any compensation, other than normal existing salaries, in connection with their efforts in this offering.

**Dilution**

We have not sold any stock during the past five years at less than the price in this offering. In December 2003, to provide funds for an immediate infusion of capital to Country Bank, our directors and their affiliates purchased 92 shares of our stock at $11,325 per share, the same price to be paid in this offering. The purchasers all agreed to waive their right to receive any dividends paid in early 2004 with respect to the shares that they were purchasing. The shares that they purchased are identical in all respects to the shares offered in this offering.

Our book value per share was $9,822 at December 31, 2003, including the 92 shares sold to directors. Excluding those 92 shares and after deducting the related net proceeds from that sale, the book value per share was $9,730, which means that each stockholder owning stock on December 31, 2003 experienced $92 per share of book value accretion as a result of the sale to directors, and each director who purchased stock suffered $1,503 book value dilution per share on the shares that he or she purchased on December 31, 2003. On a pro forma basis at December 31, 2003, assuming the sale on that date of 100 shares of stock in this offering with expenses of $50,000, book value per share would be $9,881. The comparable pro forma book value per share at December 31, 2003, assuming the sale all 349 shares of stock at $11,325 per share, would be $10,066.

**Description of Our Common Stock**

***General Information.*** All the shares we offer in this offering are common stock, par value $0.10 per share. Our certificate of incorporation authorizes us to issue 2,500 shares of common stock, of which 1,592 shares are now outstanding. We have no other class of stock authorized or outstanding. We have no stock option plans and we have no outstanding options to purchase our stock. Each outstanding share is entitled to one vote for each matter to be voted on by stockholders. Each share sold in this offering is entitled to participate equally with all other shares of common stock in any dividends that our Board of Directors may declare. There are no pre-emptive rights to subscribe for additional shares of our common stock that we may issue in the future.

All outstanding shares of our stock will share equally in our assets remaining after the payment of all creditors, in the unlikely event of a complete liquidation. The rights of holders of our stock are subordinate to the rights of depositors and other creditors of Country Bank and to creditors of Country Bank Holding Company, Inc. Our shares of stock are not deposits or accounts and they are not guaranteed or insured by Country Bank, the FDIC or any government agency.

Federal and state laws both contain provisions which require advance regulatory approval before a person can acquire or vote 10% or more of the common stock of a bank holding company or a company that owns 100% of the stock of a bank. A person or group would be required to satisfy those legal requirements before acquiring control of our company. Federal and state laws also require regulatory approval before a bank may engage in a merger, sale of substantially all of its assets, or certain other business combinations. These laws could delay, defer or prevent a change in control of our holding company or Country Bank.

Our bylaws provided, as did the bylaws of Country Bank before our holding company reorganization, that the affirmative vote of at least two-thirds of our outstanding voting shares and the affirmative vote of a majority of all our directors is necessary to approve a merger or consolidation or a sale, lease or exchange of all or substantially all of our assets. Our bylaws also provide that the Board may consider the value of our company as an independent entity when evaluating a business combination proposal and may consider the legal, social and economic effects on our employees, customers and communities when determining what is in our company's best interests.

There are no outstanding options, warrants or rights to acquire any of our stock from us except for the rights being given to our stockholders in this offering.

***Market for Our Common Stock.*** Our common stock is not currently traded on an exchange and is not listed for trading on any of the various NASDAQ trading systems. It is reported as an "Other-OTC" stock. The NASD has assigned us the symbol "CYHC". We do not believe there is an active public trading market for our common stock. Due to the lack of a public trading market for our stock, we do not believe that high and low bid quotations for our stock are meaningful and a review of Internet stock quotation services shows no reported sales in the five months ended March 1, 2004, and does not show a current bid and ask quotation.

***Indemnification.*** We have not entered into any indemnification agreements with any director, officer, underwriter, sales agent or any other person in connection with this offering. Under the New York Business Corporation Law, directors and officers of a corporation are entitled to be indemnified by the corporation if the person is wholly successful in the defense of a civil action or proceeding brought against such person in his capacity as a director or officer of the corporation. In addition, our Board of Directors may indemnify officers and directors against any liability imposed upon them, and costs of defense, in an action brought against them in their capacity as a director or officer, even if they are found to be liable or if there is a settlement of a claim, provided that they acted, in good faith, for a purpose which the indemnified person reasonably believed to be in our best interests and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful. Our bylaws include a general indemnification provision which provides that we will indemnify our directors and officers from liability to the full extent authorized by law, if the director or officer is made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, because the person was our director or officer or serves or served any other corporation in any capacity at our request.

We have no indemnification agreements, resolutions or bylaw provisions expressly providing for indemnification under federal or state securities laws, but the general indemnification provisions discussed above may apply, depending upon the facts. In the opinion of the Securities and Exchange Commission, indemnification against liability for a violation of the Securities Act of 1933 is against public policy and is, therefore, unenforceable. If a director or officer asserts a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid in the successful defense of any action, suit or proceeding), we will, unless our attorneys advise us that the

issue has been settled by the courts, submit to a court the question whether our indemnification is against public policy. We agree that the court's final decision will govern whether we pay indemnification.

***Dividends.*** Under the New York Business Corporation Law, we are permitted to pay dividends unless we are insolvent or would be made insolvent by the payment of the dividend. However, our source of funds to pay dividends will be dividends paid to us by our subsidiary, Country Bank, and thus the New York Banking Law provisions limiting the payment of dividends by Country Bank have a substantial effect on our ability to pay dividends to our stockholders.

The New York Banking Law provides that Country Bank may declare dividends annually, semi-annually or quarterly. Dividends may be declared from net profits, so long as there is no impairment of capital stock. Impairment of capital stock would occur if the stockholder's equity of Country Bank was less than $3,184,000, which is the number of shares of Country Bank outstanding (1,592) multiplied by its par value ($2,000 per share). At December 31, 2003, Country Bank's stockholder's equity was $15,677,000. The approval of the New York Superintendent of Banks is required if the dividends declared in any calendar year exceed net profit for the current year plus retained net profit for the two preceding years, minus any mandatory transfers to surplus. Country Bank has not been required to make any mandatory transfer to surplus. Net profits are determined in accordance with the New York Banking Law under accounting rules similar, but not identical, to accounting principles generally accepted in the United States.

Country Bank, prior to our holding company reorganization, paid dividends of $500 per share in 2003 and $500 per share in 2002. We have paid dividends of $200 per share thus far in 2004. The declaration of dividends is discretionary with the Board of Directors. The payment of dividends in the past should not be interpreted as a promise or guaranty that the Board of Directors will declare dividends in those amounts in the future.

## FORWARD-LOOKING STATEMENTS

When used in this offering circular or in our future public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements ". In addition, disclosures and information customarily provided by financial institutions, such as an analysis of the adequacy of the loan loss allowance or an analysis of the interest rate sensitivity of assets and liabilities, are inherently based upon predictions of future events and circumstances and constitute forward-looking statements.

A variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Some of the risks and uncertainties that may affect the operations, performance, development and results of our business, the interest rate sensitivity of our assets and liabilities, and the adequacy of our loan loss allowance, include but are not limited to the following:

- deterioration in local, regional, national or global economic conditions which could result, among other things, in an increase in loan delinquencies, a decrease in property values, or a change in the housing turnover rate;
- changes in market interest rates or changes in the speed or frequency of market interest rate changes;
- changes in laws and regulations affecting the financial services industry;

- changes in competition; and
- changes in consumer preferences.

Please do not place undue reliance on any forward-looking statements, which speak only as of the date made, and remember that many factors, including those described above, could affect our financial performance and could cause our actual results or circumstances for future periods to differ materially from those we anticipate or project in any forward-looking statement.

We do not undertake, and we specifically disclaim any obligation, to revise publicly any forward-looking statement to reflect the occurrence of events or circumstances after the date of the statement.

## OUR BUSINESS AND FINANCIAL AFFAIRS

### General

We are a bank holding company registered with the Board of Governors of the Federal Reserve System. Our principal business activity is owning our wholly-owned subsidiary, Country Bank. Country Bank is a New York State chartered commercial bank. The principal place of business of both Country Bank Holding Company, Inc. and Country Bank is 200 East 42nd Street, ninth floor, New York, NY 10017, telephone number (212) 818-9090. Country Bank operates from its main office and four branches.

On November 1, 2003, Country Bank, after receiving approval from its stockholders and both federal and state bank regulators, reorganized into the holding company form of organization so that it became a wholly-owned subsidiary of Country Bank Holding Company, Inc. For the purposes of this discussion, words like "we," "our," "us" and similar terms refer to Country Bank Holding Company, Inc. and Country Bank on a consolidated basis.

We have been and intend to continue to be a community oriented financial institution offering financial services to our local communities. We focus on the needs of small businesses and individuals. We attract deposits primarily from small businesses and individuals and we use those deposits, together with other funds, to make loans and other investments. At December 31, 2003, we had total assets of $320.5 million, total deposits of $287.2 million, net loans of $162.1 million and stockholders' equity of $15.7 million.

Our business consists principally of attracting deposits from the general public and using those funds to make loans and to invest in government and government agency debt securities. Revenues come principally from interest on loans and debt securities. Our deposit taking operations also generate transaction or account maintenance fees and we derive income from originating loans for others. We do not invest in equity securities except for the stock of the Federal Home Loan Bank of New York, which investment is necessary for Country Bank to continue to be a member of the Federal Home Loan Bank of New York. Country Bank is a member in order to be able to utilize its borrowing facilities.

Our deposit accounts are insured by the FDIC up the maximum limit that the law allows. We solicit deposits principally from our market area.

***Market Area and Competition***. Our market areas include the southwest section of Westchester County and the northwest Bronx, which are areas serviced by our Scarsdale branch and our two Bronx branches, as well as midtown Manhattan, which is serviced by our two Manhattan offices.

The Bronx and Manhattan portions of the market area are urban areas that include many areas of dense residential and commercial occupancy, although they also include some single family residences. The Westchester County communities are primarily suburban residential communities with substantial concentrations of single family residences, apartment buildings, co-operatives and condominium apartment buildings. There are also many commercial areas, especially in Yonkers and Mount Vernon.

The market areas contain offices of many of the largest financial institutions in the United States with ample ability to compete against us for deposits and loans. Also included in the market area are offices of other financial intermediaries such as insurance companies and securities brokerage firms that compete with us. We seek to distinguish ourselves from our competition by providing personalized service and working with small businesses that are often ignored by many of the larger banks.

**Prime Savings Deposits and Our Dramatic Growth**

In recent years, our most significant deposit category has been our prime savings deposit program. This program, which initially paid an interest rate of one-half the prime rate plus 0.25%, has resulted in a dramatic increase in deposits since 2001. The increase in prime savings has been the principal reason for our increase in total assets from $145.8 million at year-end 2001 to $216.9 million at year-end 2002 and $320.5 million at year-end 2003. In July of 2003, we decided to reduce the growth of prime savings deposits, so we took a number of steps, culminating in a reduction in the interest rate on the account by 0.25% and a moratorium on opening new prime savings accounts. On December 31, 2003, the prime savings deposits stood at $180.3 million.

The large volume of prime savings deposits has had a number of effects on our financial condition and operating results. The growth in prime savings deposits has reduced our regulatory capital ratios. For the third quarter of 2003, our Tier I leverage capital ratio was 4.73%. Although we were still classified as adequately capitalized under FDIC regulations, we were no longer classified as well-capitalized. In addition, the influx in prime savings deposits provided a large increase in funds we had available for investment. We invested the remaining funds in lower yielding securities and overnight investments pending reinvestment in loans. This decreased our average asset yield and our interest rate spread.

In order to increase our capital, members of the Board agreed, directly and through related interests, to purchase $1,041,900 of our stock effective December 31, 2003, at the same price at which the stock is being offered in Phase I. The purchase, together with our efforts to reduce asset growth, increased our capital ratio to 5% for the quarter ended December 31, 2003. The stock was offered to and sold to directors and their related interests because they qualified as accredited investors under Securities and Exchange Commission regulations and thus we could sell the stock to them quickly without the preparation of extensive offering materials and SEC clearance. The purpose of Phase I of this offering is to raise additional capital and to give all of our stockholders the same opportunity to purchase our stock that we gave to our directors.

**Lending**

***Lending Activities Generally***. Our primary lending activity is making commercial mortgage loans to small businesses. We seek to originate principally adjustable rate loans with interest rates that fluctuate based upon changes in market interest rate conditions. In the current low interest rate environment, borrowers tend to favor fixed rate loans, and thus it has been difficult for us to originate sufficient adjustable rate loans to keep up with our deposit growth. We have been originating fixed rate loans to deploy available funds, but we continue to concentrate on adjustable rate loans and our fixed rate loan originations are primarily short term balloon loans with maturities of five years or less. At

December 31, 2003, our loan portfolio, net of deferred loan fees and the allowance for loan losses, was $162.1 million, representing 50.6% of total assets. Approximately $126.3 million, or 77.5%, of total loans, were either adjustable rate loans or loans with remaining maturities of one year or less.

*Loan Portfolio Composition.* The following table presents information concerning the composition of our loan portfolio in dollar amounts and in percentages (before deduction for deferred fees and the allowance for losses) as of the dates indicated.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| | Amount | Percent | Amount | Percent | Amount | Percent |
| | (Dollars in Thousands) | | | | | |
| **Real estate loans:** | | | | | | |
| First mortgage on one- to four-family residential | $17,841 | 10.95% | $14,841 | 12.63% | $11,457 | 13.42% |
| Junior liens on one-to-four family properties | 1,827 | 1.12% | 2,285 | 1.94% | 2,245 | 2.63% |
| Multi-family | 32,892 | 20.19% | 17,809 | 15.15% | 10,127 | 11.86% |
| Commercial | 67,348 | 41.34% | 42,032 | 35.76% | 38,440 | 45.04% |
| Construction and land development | 2,000 | 1.23% | 3,068 | 2.61% | 1,593 | 1.87% |
| **Total real estate loans** | 121,908 | 74.83% | 80,035 | 68.09% | 63,862 | 74.82% |
| **Consumer loans:** | | | | | | |
| Home equity | 1,078 | 0.66% | 1,719 | 1.46% | 2,350 | 2.75% |
| Other consumer loans | 447 | 0.27% | 419 | 0.36% | 885 | 1.04% |
| **Total consumer loans** | 1,525 | 0.93% | 2,138 | 1.82% | 3,235 | 3.79% |
| **Commercial business loans:** | 39,497 | 24.24% | 35,367 | 30.09% | 18,154 | 21.26% |
| **Loans to state/political subdivisions:** | - | - | - | - | 108 | 0.13% |
| **Total non-real estate loans:** | 41,022 | 25.17% | 37,505 | 31.91% | 21,497 | 25.18% |
| **Total loans** | 162,930 | 100.00% | 117,540 | 100.00% | 85,359 | 100.00% |
| **Less:** | | | | | | |
| Deferred fees and discounts | 23 | | 103 | | 51 | |
| Allowance for losses | 852 | | 745 | | 779 | |
| **Total loans receivable, net** | $162,055 | | 116,682 | | $84,529 | |

The following table shows the composition of our loan portfolio by fixed and adjustable rate at the dates indicated:

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| | Amount | Percent | Amount | Percent | Amount | Percent |
| | (Dollars in Thousands) | | | | | |
| **Fixed Rate Loans:** | | | | | | |
| Real estate loans: | | | | | | |
| First mortgage on one- to four-family residences | $ 5,159 | 3.17% | $ 225 | 0.19% | $ 246 | 0.29% |
| Junior liens on one-to-four family residences | 79 | 0.05% | 465 | 0.40% | 457 | 0.54% |
| Multi-family residential | 11,365 | 6.98% | 5,129 | 4.36% | 4,377 | 5.13% |
| Commercial | 18,527 | 11.37% | 7,809 | 6.64% | 7,397 | 8.67% |
| Construction and land development | - | 0.00% | - | 0.00% | - | 0.00% |
| Total real estate loans | 35,130 | 21.57% | 13,628 | 11.59% | 12,477 | 14.63% |
| Consumer loans: | | | | | | |
| Home equity | - | 0.00% | - | 0.00% | 210 | 0.25% |
| Other consumer loans | 447 | 0.27% | 419 | 0.36% | 885 | 1.04% |
| Total consumer | 447 | 0.27% | 419 | 0.36% | 1,095 | 1.29% |
| Commercial business loans | 1,103 | 0.68% | 2,884 | 2.45% | 3,423 | 4.01% |
| Loans to state/political subdivisions | - | 0.00% | - | 0.00% | 108 | 0.13% |
| Total fixed rate loans | 36,680 | 22.52% | 16,931 | 14.40% | 17,103 | 20.06% |
| **Adjustable Rate Loans:** | | | | | | |
| Real estate loans: | | | | | | |
| First mortgage on one- to four-family residences | $12,682 | 7.78% | $14,616 | 12.44% | $11,211 | 13.13% |
| Junior liens on one-to-four family residences | 1,748 | 1.07% | 1,820 | 1.55% | 1,788 | 2.09% |
| Multi-family residential | 21,527 | 13.21% | 12,680 | 10.79% | 5,750 | 6.73% |
| Commercial | 48,821 | 29.97% | 34,213 | 29.11% | 31,043 | 36.36% |
| Construction and land development | 2,000 | 1.23% | 3,068 | 2.61% | 1,593 | 1.87% |
| Total real estate loans | 86,778 | 53.26% | 66,397 | 56.50% | 51,385 | 60.18% |
| Consumer loans: | | | | | | |
| Home equity | 1,078 | 0.66% | 1,719 | 1.46% | 2,140 | 2.51% |
| Total consumer loans | 1,078 | 0.66% | 1,719 | 1.46% | 2,140 | 2.51% |
| Commercial business loans | 38,394 | 23.56% | 32,483 | 27.64% | 14,731 | 17.25% |
| Total adjustable rate loans | 126,250 | 77.48% | 100,599 | 85.60% | 68,256 | 79.94% |
| Total loans | 162,930 | 100.00% | 117,530 | 100.00% | 85,359 | 100.00% |
| Less: | | | | | | |
| Deferred fees and discounts | 23 | | 103 | | 51 | |
| Allowance for losses | 852 | | 745 | | 779 | |
| **Total loans receivable, net** | $ 162,055 | | $ 116,682 | | $ 84,529 | |

We have a multi-tiered process for loan approvals. Senior loan officers and the President each have the authority to approve loans for amounts established by the Board of Directors. Loans in excess of these approval limits must be approved by a committee of loan officers chaired by the Executive Vice President. The executive committee of the Board of Directors must also approve loans in excess of $250,000 and the Board of Directors must approve loans in excess of $1,000,000.

The maximum amount of loans which Country Bank may make to one borrower is limited by the New York Banking Law. Generally, the bank is permitted to lend no more than 15% of capital to any one borrower for an unsecured loan and no more than 25% of capital for a secured loan. At December 31, 2003, Country Bank's capital was $15.7 million, resulting in an unsecured loan to one borrower limit of approximately $2.3 million and a secured loan to one borrower limit of approximately $3.9 million. Country Bank is also prohibited from making one or more mortgage loans on the same parcel of property in an amount in excess of 15% of its capital. These rules do not apply to loans made by Country Bank Holding Company, Inc., directly at the holding company level, but it is not currently engaged in the business of making loans itself directly.

***Mortgage Loans.*** Mortgage loans represent the largest category of loans in our portfolio. Mortgaged properties principally include commercial facilities, multi-family apartment buildings and mixed use properties that combine residential and commercial uses. Mortgage loans secured by commercial properties are generally commercial purpose loans made to the company owning the property, with the income from the property or the borrower's business on the property being the primary source of repayment. Occasionally, we make commercial loans secured by mortgages on the homes of the principals of the borrower, and loans to individuals and entities secured by one-to-four family residential property held for investment and rental. We also make mortgage loans to non-profit entities secured by their facilities. Mortgage loans totaled $121.9 million, or 74.8% of gross loans, at December 31, 2003.

We make mortgage loans because management believes that those loans provide an appropriate balance between the high rates but greater risks of unsecured or personal property secured commercial and consumer loans and the low rates but low risk of investing in investment quality government and agency debt securities. In order to manage the risks associated with mortgage lending, we follow these rules for most mortgage loans:

- We require an appraisal by a qualified independent outside appraiser;
- We will not lend more than 75% of the lower of purchase price or appraised value of the mortgaged property; and
- We underwrite mortgage loans based upon the borrower's ability to pay the loan as the primary source of repayment, with the real estate collateral being the secondary source of repayment.

***Commercial and Multi-family Mortgage Loans.*** We make commercial and multi-family mortgage loans secured by multi-family apartment buildings, mixed use properties combining commercial and residential uses, and traditional commercial use properties such as retail facilities and warehouses. The interest rates, in most cases, adjust based upon changes in the prime rate, with a few loans adjusting based upon changes in treasury bill indexes. We occasionally make fixed rate commercial mortgage loans and we made more of those loans in 2003 due to customer demand. Substantially all commercial mortgage loans with fixed rates mature in five years or less. We almost always require full recourse to the borrower, and we often also require guaranties from the principals of the borrower.

Commercial and multi-family mortgage loans represent the largest component of our loan portfolio. We concentrate on these loans rather than one-to-four family residential mortgage loans because they generally have higher yields and shorter terms to maturity. However, commercial and multi-family mortgage loans are generally considered to present greater risks than residential mortgage loans. We seek to protect against these risks by maintaining acceptable loan to value ratios, underwriting loans based upon available cash flow to repay the debt, and requiring personal guarantees as additional support for the loan. We had $100.2 million of commercial and multi-family mortgage loans at December 31, 2003, representing 61.5% of our loan portfolio.

***Residential Mortgage Loans.*** In the past, we made owner-occupied one-to-four family residential mortgage loans, but we have not done so for a number of years. We de-emphasized residential mortgage lending and focused our efforts on commercial mortgage lending due to the highly competitive nature of residential mortgage lending in our market areas. However, we continue to make mortgage loans secured by one-to-four family residential property for business purposes, including loans to finance or refinance the acquisition of such properties for rental and investment or loans for other purposes in which a borrower or a guarantor pledges a personal residence as security for a business purpose loan. All of the increase from 2001 to 2003 in loans classified as secured by one-to-four family residential property represent such loans. We are working to develop a program to originate owner-occupied residential mortgage loans and sell them immediately on the secondary market. The purpose of this program would be to satisfy customer demand and maintain customer relationships. We do not anticipate that it will become a major part of our lending activity.

***Construction Loans***. We occasionally make construction loans for the rehabilitation of commercial property. These loans are made on existing properties based upon an evaluation of the creditworthiness of the borrower, the value of the existing real estate, and the anticipated value upon completion of the renovation. All construction loans have adjustable interest rates and terms to maturity are generally one year or less. We had $2.0 million of construction loans at December 31, 2003. None of these loans were for the development of, or construction of improvements on, vacant land.

***Commercial Loans***. We make loans to individuals and small businesses for business purposes. These loans are either unsecured or secured by business assets, guaranties of principals, bank deposits or marketable securities. We are permitted to invest an unlimited percentage of our total assets, subject to reserve and liquidity requirements, in commercial loans. At December 31, 2003, our commercial non-real estate secured loan portfolio totaled $39.5 million, or 24.26%, of gross loans.

Commercial loans present credit risks due to the importance of satisfactory business operations to the repayment of the loan. Business difficulties can result not only in the inability of the business to repay the loan, but may also cause financial difficulties for the guarantors who are often principals in the business, thus making them unable to honor their guaranties. Personal property collateral for business loans, such as inventory, machinery and equipment, is often difficult to repossess and sell to satisfy the debt and can rapidly depreciate in value.

We seek to protect against the credit risks associated with commercial lending by reviewing the financial history of the business, making an assessment of the quality of the company's management and obtaining as much collateral as practicable under the circumstances. We also monitor the business operations of our commercial loan customers so that action can be taken promptly if adverse conditions arise. During 2003, we did not aggressively market these types of loans. The $4.1 million increase in this loan category from year-end 2002 to year-end 2003 consisted primarily of increases in the balances outstanding on existing lines of credit and new loans to existing customers of Country Bank with ongoing loan relationships.

***Consumer Loans***. We occasionally make consumer loans to individuals, primarily as a service to existing customers. We do not price these loans to compete with other consumer lenders and thus they are not a large part of our loan portfolio. Examples of these loans are loans to finance the purchase of new or used automobiles, furniture or other consumer goods. Consumer loans have terms to maturity of five years or less and may have adjustable or fixed interest rates. At December 31, 2003, we had $1.5 million of consumer loans, representing less than 1% of the total loan portfolio.

***Loan Originations***. Loan originations are developed from the efforts of our directors, officers and employees, as well as from ongoing relationships with business customers. It is our desire to originate sufficient loans from our internal efforts to satisfy our portfolio needs. However, we occasionally seek to purchase loans or loan participations to supplement our own production.

We also occasionally originate commercial mortgage loans for secondary market securitization as part of a program sponsored by ValueXpress, LLC. These are loans, generally long term, fixed rate, mortgage loans of a type that we do not want in our loan portfolio. We do not close the loan unless it is simultaneously sold, so the loan never becomes part of our loan portfolio and we do not have any related interest rate or credit risk. We originated one such loan with a principal balance of $3,000,000 in 2003 and earned fees of $30,000. We are involved in this program because we are able to generate fee income from transactions which we would not normally consider for our own portfolio because long term fixed rate mortgage loans do not fit within our asset/liability management goals. In some cases, the loan size would either exceed Country Bank's loan to one borrower limit or would use up so much of that limit that it would restrict its ability to continue doing business with an existing customer.

In addition, from time to time, ValueXpress, LLC, may originate loans for us under circumstances when a ValueXpress customer desires terms which are not suitable for its securitization programs or which are otherwise appropriate for inclusion in our loan portfolio. ValueXpress originated four such loans with an aggregate principal balance of $5.2 million in 2003 and earned fees of $85,000 on those loans, of which we paid $20,000 and the remainder was paid by the borrowers.

ValueXpress, LLC is a company engaged in the origination of commercial mortgage loans for sale on the secondary market. JoAnn Murphy, who is our controlling stockholder, and other members of her family, directly or indirectly own a controlling interest in ValueXpress.

***Asset Quality***. Generally, when a borrower fails to pay a loan, we contact the borrower by mail with a reminder notice. If the loan is not brought current, we provide follow-up written and oral requests for payment. If satisfactory arrangements are not made to bring the loan current, we commence collection procedures, which can include, as applicable, the repossession of personal property collateral, legal action against parties liable on the loan, or foreclosure of mortgage collateral.

***Loan Delinquencies.*** The following table sets forth our loan delinquencies by type at December 31, 2003.

| | Loans Delinquent For: 60-89 Days | | | 90 Days and Over | | | Total Loans Delinquent | | |
|---|---|---|---|---|---|---|---|---|---|
| | (Dollars in Thousands) | | | | | | | | |
| | Number | Amount | Percent of Loan Category | Number | Amount | Percent of Loan Category | Number | Amount | Percent of Loan Category |
| Real Estate Loans: | | | | | | | | | |
| Commercial | - | $ - | - | 2 | $ 1,792 | 2.66% | 2 | $ 1,792 | 2.66% |
| Consumer Loans: | - | - | - | 2 | 2 | 0.45% | 2 | 2 | 0.45% |
| Commercial Business Loans | 2 | 79 | 0.12% | 4 | 114 | 0.17% | 6 | 193 | 0.29% |
| Total | 2 | $ 79 | 0.05% | 8 | $ 1,908 | 1.17% | 10 | $ 1,987 | 1.22% |

***Non-accrual and Non-performing Loans.*** When a loan is past due 90 days or more and the collection of interest on the loan is not reasonably assured by the value of the collateral or other security, we discontinue accruing interest on the loan and reverse, through a charge against current period interest income, all accrued but unpaid interest on the loan. If the loan is subsequently brought current and regular payments resume, the loan may be restored to accruing status. While designated non-accruing, interest is recognized as and when collected. When the likelihood of full recovery of the principal amount owed is in doubt, we first allocate payments to reduce the principal balance outstanding before we allocate any amounts to interest earned or to recoveries of prior charge-offs.

Non-performing loans consist of non-accruing loans and other loans, even if accruing, that are not in material compliance with their contractual repayment terms. The following table sets forth the amounts and categories of our non-performing loans at the dates indicated.

| | December 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| | (Dollars in Thousands) | | |
| Non-accruing loans: | | | |
| Real estate loans | $ - | - | $ 306 |
| Consumer loans and installment loans | 2 | - | 27 |
| Commercial loans | 56 | 45 | 16 |
| Total | 58 | 45 | 349 |
| Accruing loans delinquent more than 90 days: | | | |
| Real estate loans | 1,792 | - | 546 |
| Consumer loans and installment loans | - | - | - |
| Commercial loans | 58 | 56 | 83 |
| Total | 1,850 | 56 | 629 |
| Troubled debt restructurings | - | - | - |
| Foreclosed assets | - | - | - |
| Total non-performing loans | $ 1,908 | $ 101 | $ 978 |
| Total as a percentage of total assets | 0.60% | 0.05% | 0.67% |

The real estate loans shown in the above table as past due 90 days or more and still accruing in the amount of $1,792,000 represent two loan relationships. The first relationship, which we have classified as substandard as explained below, totaled $872,000. It represents loans to a related group that had been past due since January of 2003. We continue accruing interest on the loans because of satisfactory real estate collateral. We referred the loans to an attorney for foreclosure proceedings in April 2003. In February 2004, one of the loans, in the amount of $532,000, was paid in full, including interest, principal and other charges. We continue to seek to collect the remaining $340,000, which is past due.

The other loan that is past due 90 days but still accruing, in the amount of $920,000, is not classified but management is monitoring the loan because credit problems cause the borrower to not comply with the present loan repayment terms. The loan is secured by first mortgages on a factory and a personal residence of a principal of the borrower with an aggregate appraised value equal to twice the amount of the loan. We have commenced a foreclosure action on the mortgaged properties to collect the loan. We continue to accrue interest on the loan due to the low loan to collateral value ratio.

Troubled debt restructurings are loans with renegotiated payment terms for which we adjust the terms of a loan due to a default or other problem and the new terms are more favorable to the borrower than we would offer on a new loan to a customer in an arms length transaction at that time. We had no such loans at year-end 2003.

***Foreclosed Real Estate.*** When a mortgage is foreclosed and we acquire title to the mortgaged property (or if we acquire possession prior to completing a foreclosure), we record the property on our books at fair value less costs of sale and we charge any difference between that amount and the carrying value of the loan to the allowance for loan losses. Thereafter, we record reductions in the value of the property through the creation of a real estate valuation allowance. At December 31, 2003, we had no foreclosed real estate.

***Classified Assets.*** In accordance with the regulations of the FDIC, Country Bank regularly classifies those of its assets considered to be of lesser quality as either substandard, doubtful or loss. We do so with the assistance of an independent consulting firm that reviews our loan portfolio each calendar quarter and makes recommendations as to the appropriate classification of each problem loan. We classify an asset as substandard if it is inadequately protected by the current net worth and paying capacity of the obligor and the value of the collateral. Assets classified substandard are those with the distinct possibility that we will sustain some loss if deficiencies are not corrected. Assets we classify as doubtful have weaknesses that make the collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. Assets we classify as loss are of such little value that continuing them as assets on our financial statements would be unwarranted.

When we classify an asset as substandard or doubtful, we may increase our allowance for losses loan to reflect the additional risks associated with the asset. The allowance, discussed in further detail below, is available to absorb future losses but has not been allocated to specific assets. When we classify an asset as loss, we either charge off the amount classified as loss or we establish a specific reserve for the amount so classified which has the effect of removing the asset from our balance sheet.

At December 31, 2003, we had classified $1,943,000 of assets as substandard and none as doubtful or loss. The largest classified loan relationship is the $872,000 relationship described above in the discussion of non-performing loans.

***Other Loans of Concern.*** In addition to our classified assets, at December 31, 2003, we had one loan, in the amount of $920,000, which management was monitoring although it was not a classified loan. That loan is described above in the discussion of non-performing loans

***Allowance for Loan Losses.*** We establish the allowance for loan losses to recognize the risk of non-payment inherent in our loan portfolio. To assist management in the determination of the appropriate amount of the allowance, an independent asset review firm reviews our loans on a quarterly basis to evaluate the risks in the loan portfolio and make recommendations to management. The independent firm reviews all loans of $100,000 or more at least once each year. Management considers the results of the independent review, the status of non-performing and classified assets, the value of collateral, payment history, the types of loans in the portfolio, anticipated payoffs of problem

loans due to scheduled sales of collateral, historical experience and other factors in determining the level of the allowance that it believes will be adequate. All classified loans and other loans of concern are reviewed individually to estimate the appropriate allowance that should be available for such loans, and then fixed percentages are applied to each major category of performing loans to estimate the risk inherent in any portfolio of performing loans. Other factors, such as off-balance sheet commitments and general economic risks are also taken into account. If, upon periodic review, management determines that we should increase the allowance, we record a provision for loan losses charged to operations to accomplish the increase.

Although management establishes the allowance at a level which it believes to be adequate, the determination of the allowance is necessarily speculative, based upon an estimate of future matters including, among others, the performance of borrowers, the state of the economy, the value of real estate and interest rate conditions. Future additions to the allowance may be necessary if future circumstances differ substantially from the assumptions that management uses in determining the adequacy of the allowance. Furthermore, both the FDIC and the New York State Banking Department, as part of their regular examinations of Country Bank, can require an increase in the allowance if they disagree with the conclusions of management.

The following table sets forth the activity in our allowance for loans losses at or for the years ended as shown.

| | December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | (Dollars in Thousands) | | |
| Balance at beginning of period | $ 745 | $ 778 | $ 511 |
| Charge-offs: | | | |
| Real estate | - | 104 | 44 |
| Consumer and installment loans | - | - | - |
| Commercial | 45 | - | - |
| Total charge-offs | 45 | 104 | 44 |
| Recoveries: | | | |
| Real estate | 24 | 11 | 11 |
| Consumer and installment loans | - | - | - |
| Commercial | 53 | - | - |
| Total recoveries | 77 | 11 | 11 |
| Net charge-offs | (32) | 93 | 33 |
| Provision charged to operations | 75 | 60 | 300 |
| Balance at end of period | $ 852 | $ 745 | $ 778 |
| Ratio of net charge-offs during the period to average loans outstanding during the period | -0.02% | 0.09% | 0.04% |
| Ratio of net charge-offs during period to average non-performing loans | -3.19% | 17.24% | 5.34% |

**Investment Activities.**

We invest primarily in US government and agency securities and mortgage-backed securities issued by government-sponsored enterprises. These investments provide additional interest income and allow us to maintain an appropriate level of liquidity and safety. Most of our new securities purchased in

the past two years have been government and agency securities. Those securities tend to have risk weights of 0% or 20% under the FDIC regulations for the calculation of risk-based capital ratios. We also have tax-exempt municipal securities and corporate bonds in our portfolio.

Investment securities in our portfolio which we have the ability and the intent to hold to maturity are classified as held to maturity and are recorded at amortized cost. Securities which are available for sale are classified as such and are recorded at fair value, with net unrealized gains and losses, net of income tax effect, recorded as a separate component of stockholders' equity. At December 31, 2003, $118.7 million of our securities portfolio were classified as held to maturity, with a fair value of $117.5 million, and $24.4 million of our securities portfolio were classified as available for sale and recorded at fair value. We do not maintain a trading securities portfolio.

***Investment Portfolio.*** The following table sets forth the composition of our investment securities, mortgage backed securities and other interest earning assets at the dates indicated.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| | Book Value | Percent of Total | Book Value | Percent of Total | Book Value | Percent of Total |
| Investment securities: | | | | | | |
| U.S. Treasury & Agency securities | $ 30,949 | 73.42% | $ 5,455 | 27.24% | $ 854 | 2.04% |
| Other investment securities | 10,381 | 24.63% | 14,305 | 71.44% | 40,615 | 97.00% |
| Total investment securities | 41,330 | 98.05% | 19,760 | 98.68% | 41,469 | 99.04% |
| FHLB stock | 825 | 1.95% | 263 | 1.32% | 400 | 0.96% |
| Total investment securities and FHLB stock | $ 42,155 | 100.00% | $ 20,023 | 100.00% | $ 41,869 | 100.00% |
| Other interest-earning assets: | | | | | | |
| Federal funds sold | $ 3,325 | 100.00% | $ 30,285 | 100.00% | $ 28,233 | 100.00% |
| Interest-bearing deposits with financial institutions | - | - | - | - | - | - |
| Total | $ 3,325 | 100.00% | $ 30,285 | 100.00% | $ 28,233 | 100.00% |
| Mortgage-backed securities: | | | | | | |
| FNMA | $ 16,406 | 16.08% | $ 20,942 | 52.46% | $ - | - |
| FHLMC | 17,114 | 16.78% | - | - | - | - |
| GNMA | 68,500 | 67.14% | 18,980 | 47.54% | - | - |
| Total mortgage-backed securities | $ 102,020 | 100.00% | $ 39,922 | 100.00% | $ - | - |

We recently began classifying our newly acquired securities as held to maturity rather than available for sale. More than 80% of our securities classified as held to maturity consist of mortgage-backed securities issued by government agencies and government-sponsored enterprises. In most cases, the interest rates on these securities adjust annually, although in some cases the adjustments are more or less frequent. We have elected to invest primarily in adjustable rate debt securities because they present limited interest rate risk in the event of an increase in market rates and a corresponding increase in our cost of funds.

Most of our purchases of mortgage-backed securities are made at a premium above par. The premium is amortized as a reduction of interest income over the term to maturity of the security. If repayment of the underlying mortgages occurs faster than scheduled, then we must accelerate the amortization of the premium, which reduces the yield to maturity of the securities, and our net interest income. Accelerated repayment could occur for a number of reasons, such as changes in market interest rates that increase the rate of refinancing or changes in the economy that increase default and foreclosure rates.

At December 31, 2003, we had $3.6 million of corporate bonds in our investment portfolio. Of these, $3.1 million were rated AA or better and $465,000 were rated Baa2. We also had $6.8 million of tax-exempt municipal bonds.

The following table sets forth the composition and maturities of our investment and mortgage-backed securities portfolio, excluding Federal Home Loan Bank stock, at December 31, 2003.

| | Due in: Less Than 1 Year | 1 to 5 Years | 5 to 10 Years | Over 10 Years | Total Investment Securities | |
|---|---|---|---|---|---|---|
| | (Dollars in Thousands) | | | | | |
| | Book Value | Book Value | Book Value | Book Value | Book Value | Fair Value |
| U.S. Government securities (1) | $ 200 | $ - | $ 17,328 | $ 13,421 | $ 30,949 | $31,012 |
| Other investment securities | 1,075 | 9,306 | - | - | 10,381 | 10,397 |
| Total investment securities | $ 1,275 | $9,306 | $ 17,328 | $ 13,421 | $ 41,330 | $41,409 |
| **Weighted average yield** | 1.88% | 2.66% | 3.97% | 3.51% | | |

(1) Includes, in the 5 to 10 years and over 10 years categories, securities representing pools of loans guaranteed by the United States Small Business Administration which provide for monthly principal reduction payments.

| | Due in: 3 Years of less | 3 to 5 years | 5 to 10 years | 10 to 20 years | Over 20 years | Total Mortgage-backed Securities Book Value | Fair Value |
|---|---|---|---|---|---|---|---|
| Federal National Mortgage Association | $ - | $ - | $ - | $ - | $ 16,406 | $ 16,406 | 16,097 |
| Federal Home Loan Mortgage Corporation | 2,003 | - | - | 95 | 15,016 | 17,114 | 16,924 |
| GNMA | - | - | - | 1,023 | 67,477 | 68,500 | 67,445 |
| Total mortgage-backed securities | $ 2,003 | $ - | $ - | $ 1,118 | $ 98,899 | $102,020 | $ 100,466 |
| **Weighted average yield** | 4.27% | - | - | 3.44% | 4.07% | | |

***Sources of Funds.*** Our principal sources of funds are deposits, amortization and prepayment of loan principal, regular principal payments and maturities of investment and mortgage-backed securities, short-term investments such as federal funds, funds provided by operations, and borrowings.

***Deposits.*** We offer a full range of customary deposit products, including demand deposit accounts, savings deposits, NOW and money market accounts, and time certificates of deposit. We rely primarily upon competitive pricing, direct customer contact and customer relationships to build our deposit base.

General economic conditions, market interest rates and competitive pressures all have a significant effect on the flow of deposits. In addition to other banks, thrift institutions and credit unions that are our competitors offering federally-insured deposit accounts, there are also insurance companies and securities brokerage firms that offer products which have many of the same characteristics as bank deposits.

We seek to maintain a competitive edge by offering variable rate savings accounts which protect our customers against the risks associated with fluctuating interest rates. These accounts limit our exposure to interest rate risk during periods of declining interest rates because customers do not lock in higher rates, but the accounts may expose us to an increase in our cost of funds during periods of increasing interest rates.

As we discussed above, our most significant deposit product is our prime savings account, which is a day of deposit to day of withdrawal account with limited transaction privileges. The account currently pays a floating interest rate equal to one-half the prime rate. This rate is competitive with the

rates offered by our more aggressive local and Internet competitors, and has therefore generated a substantial inflow of deposits. At December 31, 2003, prime savings deposits totaled $180.3 million, or 62.8% of total deposits, an increase of $115.7 million since year-end 2001.

From year-end 2001 to year-end 2003, we also experienced a $19.9 million increase in demand deposits and a $15.4 million increase in certificate of deposit accounts. The increase in demand deposits was a byproduct of our solicitation of demand deposit relationships to accompany our commercial lending activities. We seek demand deposits from customers because they provide a low cost funding source when compared with higher cost interest-bearing deposits. We also from time to time offer promotional rates on certificate of deposit accounts to lengthen the average maturity of our deposits and to lock in deposits at low rates.

The following table sets forth the dollar amount of deposits in the various types of deposit programs we offer at the dates indicated.

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| | Amount | Percent of Total | Amount | Percent of Total | Amount | Percent of Total |
| | (Dollars in Thousands) | | | | | |
| Transaction and Savings Accounts: | | | | | | |
| Demand Deposits | $ 44,383 | 15.45% | $ 32,200 | 16.41% | $ 24,480 | 18.76% |
| Prime Savings Deposits | 180,283 | 62.77% | 120,983 | 61.66% | 64,587 | 49.49% |
| Other Savings and Passbook Accounts | 13,809 | 4.81% | 8,473 | 4.32% | 7,902 | 6.06% |
| NOW Accounts | 2,622 | 0.91% | 2,330 | 1.19% | 2,103 | 1.61% |
| Money Market Accounts | 3,861 | 1.34% | 1,853 | 0.94% | 4,559 | 3.49% |
| Total Non-Certificates | 244,958 | 85.28% | 165,839 | 84.52% | 103,631 | 79.41% |
| Certificates: | | | | | | |
| 0.00 - 3.00% | 12,548 | 4.37% | 11,848 | 6.04% | 6,535 | 5.01% |
| 3.01 - 4.00% | 4,292 | 1.49% | 1,677 | 0.85% | 2,455 | 1.88% |
| 4.01 - 5.00% | 22,975 | 8.00% | 13,917 | 7.09% | 13,055 | 10.00% |
| 5.01 - 6.00% | 2,423 | 0.86% | 2,916 | 1.50% | 4,826 | 3.70% |
| Total Certificates | 42,238 | 14.72% | 30,358 | 15.48% | 26,871 | 20.59% |
| Total Deposits | $ 287,196 | 100.00% | $ 196,197 | 100.00% | $ 130,502 | 100.00% |

The following table shows rate and maturity information for our certificates of deposit at December 31, 2003.

| | 0.00-3.00% | 3.01-4.00% | 4.01-5.00% | 5.01%-6.00% | Total | Percent of Total |
|---|---|---|---|---|---|---|
| | | | (Dollars in Thousands) | | | |
| Certificate accounts maturing in quarter ending: | | | | | | |
| March 31, 2004 | $ 4,853 | $ - | $ 16 | $ 99 | $ 4,968 | 11.76% |
| June 30, 2004 | 3,162 | 100 | 123 | - | 3,385 | 8.01% |
| September 30, 2004 | 1,756 | 230 | 38 | - | 2,024 | 4.79% |
| December 31, 2004 | 1,541 | 6 | - | - | 1,547 | 3.66% |
| March 31, 2005 | 404 | 139 | - | 53 | 596 | 1.41% |
| June 30, 2005 | 126 | 26 | - | 61 | 213 | 0.50% |
| September 30, 2005 | 222 | 93 | - | - | 315 | 0.75% |
| December 31, 2005 | 160 | 14 | - | 4 | 178 | 0.42% |
| March 31, 2006 | 71 | 1 | 18 | - | 90 | 0.21% |
| June 30, 2006 | 176 | - | 20 | - | 196 | 0.46% |
| September 30, 2006 | 31 | 23 | 720 | 2,101 | 2,875 | 6.81% |
| December 31, 2006 | - | 7 | 7,271 | 107 | 7,385 | 17.48% |
| Thereafter | 44 | 3,646 | 14,772 | 4 | 18,466 | 43.74% |
| Total | $ 12,546 | $ 4,285 | $ 22,978 | $ 2,429 | $ 42,238 | 100.00% |
| Percent of total | 29.70% | 10.14% | 54.40% | 5.76% | 100.00% | |

The following table indicates the amount of our certificates of deposit by time remaining to maturity at December 31, 2003.

| | 3 Months or Less | Over 3 to 6 Months | Over 6 to 12 Months | Over 12 Months | Total |
|---|---|---|---|---|---|
| | | | (Dollars in Thousands) | | |
| Certificates of deposit less than $100,000 | $ 1,148 | $ 2,105 | $ 2,929 | $ 22,010 | $ 28,192 |
| Certificates of deposit $100,000 or more | 3,820 | 1,280 | 649 | 8,297 | 14,046 |
| Total certificates of deposit | $ 4,968 | $ 3,385 | $ 3,578 | $ 30,307 | $ 42,238 |

***Description of Our Property.*** We have a main office and four branches. We lease all of those locations. We believe that our current facilities are adequate for our operations, but we are seeking to expand one of our branches for training and back office space. We may, in the future, expand our branch network through the opening of new branches or the acquisition of existing branches from other institutions, although we currently have no plans to do so and we do not expect to use any portion of the proceeds of this offering for any such expansion.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

***General.*** Our results of operations are dependent primarily on our net interest income, which is the difference between the income we earn on our interest-earning assets, principally loans and securities, and our cost of funds, principally interest we pay on deposits. Results of operations are also positively affected, but to a lesser degree, by other income, principally service fees and charges on deposit accounts. The largest category of non-interest expense is salaries and employee benefits. Other significant items of non-interest expense include occupancy expense for our leased facilities and income tax expense.

The principal general factors that affected our financial condition and operations since the beginning of 2001 were the following:

- **Main Office Sale.** In 2001, we sold our main office in Carmel, including the deposits and most loans at that office, and relocated our main office to New York City. The sale reduced total assets by approximately $26 million and generated a pre-tax gain of $4,622,396 in 2001. After the sale, we concentrated on increasing our deposit base at our other offices and building up our loan portfolio.
- **Increase in Deposits.** We generated a dramatic increase in deposits since the office sale in 2001 due to aggressive marketing of our deposit programs, especially our prime savings deposit product. This product was priced competitively and our marketing of it after the sale of the Carmel office, coupled with the movement of money out of the stock market and into bank deposits in the past few years, provided substantial additional funds for us to invest. We actively sought these deposits because we believed that historically low interest rates gave us the opportunity to invest funds we obtained at low costs in higher yielding loans and investments. This increase in volume caused an increase in interest income.
- **Low Market Rates Causing a Decline in Yields.** The lowest market interest rate conditions in many years caused declines in the yields on our loans and other investments. These declines were greater than the declines in the rates we paid on deposits. Therefore, our spreads, representing the different between the average rate we earned on earning assets and the average rate we paid on liabilities, declined. This partially offset the positive effect of the increase in the volume of funds available to invest.
- **Change in the Mix Between Loans and Investment Securities.** The influx of deposits came faster than we could originate loans with the proceeds of those deposits. Therefore, we invested a higher percentage of those deposits in government and agency securities, which have lower yields than loans. Thus, we were not able to maximize interest income on the investment of the new funds. However, we worked aggressively to increase our loan portfolio, and by the end of 2003, our loan portfolio was 39% larger than at year-end 2002. We did this while continuing to focus on adjustable rate loans and short term fixed rate loans, which limit the adverse effects of an increase in market rates that many analysts believe will occur in the foreseeable future.
- **Reduced Gains on the Sale of Debt Securities.** With interest rates stabilizing at low levels in 2003, we did not have as many gains on the sales of securities as we had in 2002, when declining interest rates had increased the value of our securities portfolio.

***Average Balances, Interest Rates and Yields.*** The following table presents, for the periods indicated, the dollar amount of interest income from average interest-earning assets and the interest expense on average interest-bearing liabilities, together with the resultant yields earned or rates paid. No tax-equivalent adjustments were made. Average balances are daily average balances. Non-accruing loans have been included in the table with interest earned on a cash basis only.

| | 2003 | | | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Balance | Interest | Yield/ Cost | Average Balance | Interest | Yield/ Cost | Average Balance | Interest | Yield/ Cost |
| **Interest Earning Assets:** | | | | | | | | | |
| Loans receivable | 133,757 | $8,207 | 6.14% | $108,144 | $7,551 | 6.98% | $87,828 | $7,909 | 9.01% |
| Investment securities | 122,358 | 3,556 | 2.91% | 53,543 | 1,959 | 3.66% | 39,195 | 1,725 | 4.40% |
| Fed funds sold | 11,444 | 117 | 1.02% | 12,608 | 160 | 1.27% | 6,170 | 224 | 3.63% |
| Interest earning deposits | 1,247 | 18 | 1.44% | 3,463 | 73 | 2.11% | 721 | 39 | 5.41% |
| Total interest-earning assets | $268,806 | $11,898 | 4.43% | $177,758 | $9,743 | 5.48% | $133,914 | $9,897 | 7.39% |
| **Interest Bearing Liabilities:** | | | | | | | | | |
| Savings deposits | $175,701 | $3,837 | 2.18% | $100,841 | $2,506 | 2.49% | $72,941 | $2,619 | 3.59% |
| NOW and Money Market deposits | 4,592 | 39 | 0.85% | 4,963 | $54 | 1.09% | 8,117 | 161 | 1.98% |
| Certificate accounts | 36,755 | 1,367 | 3.72% | 26,926 | $1,052 | 3.91% | 19,128 | 884 | 4.62% |
| Borrowings | 12,207 | 172 | 1.41% | 9,751 | $193 | 1.98% | 4,297 | 183 | 4.26% |
| Total interest bearing liabilities | $229,255 | $5,415 | 2.36% | $142,481 | $3,805 | 2.67% | $104,483 | $3,847 | 3.68% |
| **Net interest income** | | $6,483 | | | $5,938 | | | $6,050 | |
| Net interest rate spread | | | 2.06% | | | 2.81% | | | 3.71% |
| Net earning assets | $39,551 | | | $35,277 | | | $29,431 | | |
| Net yield on average interest-earning assets | | | 2.41% | | | 3.34% | | | 4.52% |
| Average interest-earning assets to average interest-bearing liabilities | | 117.25% | | | 124.76% | | | 128.17% | |

***Rate/Volume Analysis of Net Interest Income.*** One method of analyzing net interest income is to distinguish between changes due to changes in volume and changes due to changes in rate. For each category of interest-earning assets and interest-bearing liabilities, the following table sets forth the dollar amount of the change attributable to rate (i.e., changes in rate multiplied by prior period volume) and change attributable to volume (i.e., changes in volume multiplied by prior period rate). For the purposes of the table, we have allocated changes due to the combined effect of rate and volume proportionally to the two categories.

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2002 vs. 2003 | | | 2001 vs. 2002 | | |
| | Increase (Decrease) Due To: | | | Increase (Decrease) Due To: | | |
| | Rate | Volume | Total | Rate | Volume | Total |
| **Interest-earning Assets:** | | | (In Thousands) | | | |
| Loans | $ (989) | $ 1,645 | $ 656 | $ (1,979) | $ 1,620 | $ (359) |
| Investment Securities | (474) | 2,071 | 1,597 | (325) | 559 | 234 |
| Fed Funds Sold | (29) | (14) | (43) | (204) | 140 | (64) |
| Interest earning deposits | (18) | (37) | (55) | (36) | 70 | 34 |
| Total interest-earning assets | (1,511) | 3,666 | 2,155 | (2,544) | 2,390 | (154) |
| **Interest-bearing Liabilities:** | | | | | | |
| Savings Deposits | (335) | 1,667 | 1,332 | (944) | 831 | (113) |
| Now and Money Market | (11) | (4) | (15) | (58) | (49) | (107) |
| Certificates of Deposit | (53) | 368 | 315 | (152) | 320 | 168 |
| Borrowings | (63) | 42 | (21) | (135) | 145 | 10 |
| Total interest-bearing liabilities | (462) | 2,073 | 1,611 | (1,288) | 1,246 | (42) |
| Net change in net interest income | $ (1,048) | $ 1,592 | $ 544 | $ (1,256) | $ 1,144 | $ (112) |

**Asset/Liability Management.**

It is our policy to seek to limit the adverse effects of interest rate fluctuations by investing available funds principally in assets that either have adjustable interest rates or short terms to maturity. Most of our loans are adjustable rate loans with interest rates tied to the prime rate or, occasionally, other interest rate indexes. We also make fixed rate loans, but these loans have terms that in most cases do not exceed five years. We rarely make long term fixed rate loans for portfolio investment and they represent only a small percentage of our loan portfolio.

The following table sets forth our estimate of when the yields earned and rates paid on our assets and liabilities will react to future changes in interest rates, known as interest rate sensitivity. The table is based upon assumptions that we believe to be accurate regarding the term to maturity or repricing of our assets and liabilities. However, in many cases, the repricing of assets and liabilities is discretionary with our customers. For example, customers may voluntarily prepay a loan or shift a savings deposit into a higher rate time deposit. Assumptions regarding loan repayments and deposit turnover may not be born out. Therefore, our assets and liabilities may not react to market interest rate changes in the manner we estimate in the following table. Furthermore, the table shows only when an asset or liability is estimated to reprice, but does not show how much of an adjustment will occur. The interest rate on an asset or liability, even if rate sensitive, may not adjust the same number of basis points as a market interest rate indicator. In addition, in periods of rapidly rising interest rates, increases in borrower default rates caused by higher payment obligations on adjustable rate loans could adversely affect net interest income.

We evaluate interest rate sensitivity by analyzing the difference, known as a gap, between the volume of interest-earning assets and the volume of interest-bearing liabilities that we estimate will mature or reprice within a specified time period. A financial institution is said to have a positive gap for a given period if more of its assets than its liabilities are estimated to mature or reprice during the period, while it is said to have a negative gap if the reverse is true. As shown in the following table, during the initial three and six month periods after a change in interest rates, we estimate that more of our liabilities than our assets will mature or reprice. This is because our prime savings deposits, which are our largest deposit category, have interest rates that adjust immediately upon a change in the prime rate. We have also assumed that all other deposit types with discretionary repricing, such as regular savings accounts and money market accounts, will reprice immediately upon a change in market interest rates. However, we estimate that if gap is analyzed over a one year time frame, our gap would be positive, principally because such a high portion of our loans and securities have adjustable interest rates.

| | At December 31, 2003 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Assets and Liabilities Estimated to Mature or Reprice in: | | | | | | |
| | 3 Months or Less | Over 3 Months to 6 Months | Over 6 Months to One Year | Over 1 Year to 3 Years | Over 3 Years to 5 Years | Over 5 Years | Total |
| | (Dollars in Thousands) | | | | | | |
| **Interest-Earning Assets** | | | | | | | |
| Federal funds sold and money market investments | $ 2,994 | $ - | $ - | $ - | $ - | $ - | $ 2,994 |
| Investment and mortgage-backed securities | 10,802 | 26,141 | 66,504 | 34,079 | 5,492 | 99 | 143,117 |
| Commercial and commercial mortgage loans | 121,779 | 3,321 | 4,229 | 11,872 | 14,489 | 2,839 | 158,529 |
| Installment loans and lines of credit | 1,078 | - | 447 | - | - | - | 1,525 |
| Other mortgage loans | 2,000 | - | - | - | - | - | 2,000 |
| Total for period | 138,653 | 29,462 | 71,180 | 45,951 | 19,981 | 2,938 | 308,165 |
| Cumulative total | 138,653 | 168,115 | 239,295 | 285,246 | 305,227 | 308,165 | |
| **Interest-bearing Liabilities** | | | | | | | |
| Certificates of deposit | 5,081 | 3,372 | 2,996 | 12,824 | 17,965 | - | 42,238 |
| Money market accounts | 3,860 | - | - | - | - | - | 3,860 |
| NOW | 2,622 | - | - | - | - | - | 2,622 |
| Savings | 194,092 | - | - | - | - | - | 194,092 |
| Borrowed funds | 16,500 | - | - | - | - | - | 16,500 |
| Total for period | 222,155 | 3,372 | 2,996 | 12,824 | 17,965 | - | $ 259,312 |
| Cumulative total | 222,155 | 225,527 | 228,523 | 241,347 | 259,312 | 259,312 | |
| Interest Sensitivity Gap | $(83,502) | $ 26,090 | $ 68,184 | $ 33,127 | $ 2,016 | $ 2,938 | |
| Cumulative Interest Sensitivity Gap | $(83,502) | $(57,412) | $ 10,772 | $ 43,899 | $ 45,915 | $ 48,853 | |
| Cumulative Interest Sensitivity Gap as a Percentage of Total Assets | (26.06)% | (17.92)% | 3.36% | 13.70% | 14.33% | 15.25% | |
| Cumulative interest sensitivity gap as a percentage of total interest-earning assets | (27.10)% | (18.63)% | 3.50% | 14.25% | 14.90% | 15.85% | |
| Cumulative net interest-earning assets as a percentage of cumulative interest-bearing liabilities | 62.41% | 74.54% | 104.71% | 118.19% | 117.71% | 118.84% | |

***Balance Sheet Comparison Between December 31, 2002 and 2003.***

Our total assets were $320.5 million at year end 2003, compared to $216.9 million at year end 2002. This increase in assets was driven by an increase in deposits, which we sought in order to leverage our capital and increase the funds we had available to invest. The $103.6 million increase in total assets was more than the $91.0 million increase in deposits because we also funded some of our increase in assets through an $11.5 million increase in borrowings. We undertook the borrowings to invest in government agency securities.

The principal asset categories that increased during 2003 were loans, which increased by $45.4 million, and investment securities, which increased by $83.9 million. These increases were partially offset by a decline of $25.2 million in our investment in overnight funds and interest bearing deposits with banks, as we sought to minimize the funds we had invested in those categories because of the extremely low rates we were able to earn on them. Our increase in loans was in commercial mortgage loans, which increased by $46.8 million. In general, our consumer loan categories declined, as we continued to de-emphasize consumer lending. We increased our portfolio of commercial and industrial non-mortgage loans at a more moderate rate, because although they provide higher yields than other loans and investments, they present greater risks, especially in an uncertain economic climate.

As we have noted, deposits increased, principally prime savings deposits. Prime savings deposits increased $59.3 million from year-end 2002 to year-end 2003, accounting for 49% of our

deposit increase during 2003. We also experienced an increase in demand deposits of $32.2 million and time deposits of $11.8 million during 2003.

### *Income Statement Comparison Between 2002 and 2003*

***General.*** Our net income was $707,000 in 2003 compared to $1,656,000 in 2002. Income before taxes declined from $2,075,000 to $1,110,000. The principal reason for the decline was a $1,109,000 decline in gains on sales of securities. We showed a $531,000 improvement in net interest income after the provision for loan losses and a $157,000 increase in service charge income on customer accounts, which partially offset the decline in the gain on sales of securities. We also experienced a $597,000 increase in operating expenses due principally to an increase in salaries and benefits expense. We discuss each of these and other contributors to the change in net income from 2002 to 2003 in the following paragraphs.

***Interest Income.*** Our total interest income increased $2,124,0000 from $9,742,000 in 2002 to $11,898,000 in 2003. The increase occurred because we increased the dollar amount of interest-earning assets we had, which increase was partially offset by a decline in the yields we earned on those assets.

Our strategy to grow our franchise by competing aggressively for deposits gave us the funds to invest in additional interest-earning assets. We then worked to invest those funds in loans as rapidly as we were able to find prudent loan opportunities. We invested funds that we could not lend in debt securities. In the aggregate, we increased our level of average interest-earning assets from $177.8 million in 2002 to $268.8 million in 2003. We estimate that our increase in the volume of average interest-earning assets resulted in a $3,666,000 increase in our interest income.

However, we did this at a time of declining market interest rates, which caused a decline in the yields we earned on our assets. The average yield on our loans declined 85 basis points because most of our loan portfolio consists of loans with adjustable interest rates and, as market rates declined, so did our loan yields. The prime interest rate, which is the index we use for most of our loans, was at 4.75% for most of 2002, declining to 4.25% in November 2002 and then to 4.00% in June 2003. In addition, competitive pressures and the need to reinvest the proceeds of our increased deposits also caused us to offer more competitive rates on our new loan originations.

We experienced a similar decline in the average yield on our investment securities portfolio, which dropped 78 basis points from 2002 to 2003. This decline was caused by the combined effect of a decline in the rates we earned on existing investments, some of which had adjustable rates, and a decline in the average yields we were able to obtain on new purchases of debt securities.

The overall yield on our average interest earning assets declined 107 basis points from 2002 to 2003. This decline was greater than the decline in the average yield on either loans or investment securities because from 2002 to 2003 we also experienced a shift in the mix of our assets. Loans, our highest yielding asset category, represented 61% of our total interest-earning assets in 2002, while in 2003 they represented only 50%. In contrast, debt securities, which have lower yields, increased from 30% of average interest-earning assets in 2002 to 45% in 2003. This shift in mix occurred because the inflow of deposits giving us funds to invest occurred at a quicker rate than we were able to reinvest those funds in loans.

We estimate that the decline in the average yield we were able to earn on our assets caused a $1,511,000 reduction in interest income. This, combined with the $3,666,000 increase caused by the increase in volume, resulted in the $2,155,000 increase in gross interest income.

***Interest Expense.*** Our total interest expense increased $1,610,000 from $3,805,000 in 2002 to $5,415,000 in 2003. This increase occurred due to the substantial increase in the volume of our deposits as we implemented our strategy to grow the size of our bank and increase the level of funds we had available for investment. As in the case of our loans and investments, the declining market interest rate conditions also caused a decline in our cost of funds, which partially offset the increase in interest expense caused by the increase in volume.

The average volume of interest-bearing liabilities increased $86.8 million from $142.5 million in 2002 to $229.3 million in 2003. Most of this increase was in our prime savings deposit program, with the average balance of savings accounts, consisting primarily of the prime savings product, increasing $74.9 million from 2002 to 2003. The rest of the increase in average volume was almost entirely in certificate of deposit accounts, which increased $9.8 million. Savings deposits represented 77% of our average interest-bearing liabilities during 2003, up from 71% in 2002.

Although for many other banks, certificates of deposit represent a higher percentage of total deposits because of their relatively high yields, our attractive pricing of the prime savings product reduced the differential between the rate on certificate accounts and the rate on prime savings, making prime savings a preferred alternative for many customers. This has advantages in a level or declining interest rate market because the prime savings program is interest sensitive. However, an increase in market rates could increase our cost of funds at an accelerated rate because so much of our deposit base is interest sensitive.

We also increased our borrowings in 2003 over 2002 by an average of $2.5 million. We undertook borrowings in 2003 to fund the purchase of government agency investment securities at a positive spread using the proceeds of borrowings with similar repricing characteristics as the bonds.

The average cost of our savings deposit programs declined 30 basis points from 2002 to 2003, primarily as a result of the declining prime rate, which caused a direct decline in the rate we paid on prime savings. In addition, effective September 22, 2003, we adjusted the pricing of our prime savings product to reduce the rate we paid on it from one-half the prime rate plus 25 basis points, to one-half the prime rate without an additional margin. This also served to decrease the average cost of funds on the prime savings product.

The cost of other deposits and borrowings also declined from 2002 to 2003 as the result of declines in market interest rates. Our overall average cost of funds declined 31 basis points, which we attribute to the decline in the prime rate and other market interest rate indicators from the beginning of 2002 through most of 2003. We estimate that the decline in our average cost of funds caused a $461,000 decline in our interest cost, compared to a $2,072,000 increase in interest cost due to the increase in the volume of interest-bearing liabilities. These two factors combined to cause a $1,611,000 increase in interest expense.

***Net Interest Income.*** Our net interest income increased $545,000 from 2002 to 2003, due to the combined effect of the $2,155,000 increase in interest income and the lesser $1,611,000 increase in interest expense as discussed above. Our spread, representing the difference between our average yield on interest-earning assets and our average cost of funds, declined 76 basis points, from 2.81% in 2002 to 2.05% in 2003, because our average cost of funds declined more slowly than our average asset yields. As the prime rate declined during 2002 and 2003, the yields on our prime-sensitive loans tended to decline by the same number of basis points as the decline in the prime rate. However, the rate we pay on our prime savings deposits, which is based on one-half the prime rate, declined only half the number of basis points as the decline in the prime rate, until we reduced the

rate on the program by an additional 25 basis points in September 2003. In addition, market rates were so low in 2003 that there was a limit to how much we could reduce our rates on other deposit programs without risking substantial customer dissatisfaction.

Our net interest margin, representing the net yield on our average interest-earning assets, declined 94 basis points from 2002 to 2003. This decline was greater than the 76 basis point decline in our spread for two reasons. First, as total assets grew, our zero cost funding sources - capital and demand deposits – declined as a percentage of our total funding sources. Second, as the yields we earned declined, our earnings on assets funded with the zero cost funding sources declined, while the cost of those funding sources remained at zero, so there was no decline in costs to offset a decline in yields.

***Provision for loan losses.*** Our provision for loan losses increased from $60,000 in 2002 to $75,000 in 2003. The increase was generally the result of an increase in our loan portfolio. However, substantially all of the increase was in the category of commercial mortgage loans, which tend to have less risk characteristics than commercial and industrial non-mortgage loans, which are our second largest loan category. Commercial mortgage loans increased by 61.5% from $76.0 million to $122.8 million, while commercial and industrial non-mortgage loans increased from $35.4 million to $39.5 million. Our allowance for loan losses increased from $755,000 in 2002 to $852,000 in 2003. The increase in the allowance exceeded the provision for loan losses because our recoveries of loans previously charged off exceeded new charge offs during 2003. Although we experienced an increase in loan delinquencies during 2003, this was primarily two lending relationships with strong collateral coverage by real estate mortgages, so they do not require a corresponding increase in the allowance for loan losses.

***Non-interest income.*** Our non-interest income decreased from $2,672,000 in 2002 to $1,783,000 in 2003. The $889,000 decline was caused entirely by a $1,109,000 decline in gains on sales of securities, partially offset by improvements in other categories of non-interest income. Our gains on sales of securities are gains on the sale of debt securities. Gains are sometimes available when market interest rates decline because securities purchased in prior periods with higher yields increase in value, allowing us to sell them at a premium. The decline in market rates during 2002 was more dramatic than the decline in early 2003, and during the latter part of 2003 market rates fluctuated up and down, without remaining on a constant downward trend. Therefore, there were fewer opportunities for gains in 2003.

Partially offsetting the lack of securities gains was a $162,000 increase in service charges, principally representing service charges on deposit accounts as our efforts to grow our franchise caused an increase the number of deposit accounts we maintained. We also had a $101,000 improvement in income from Country Bank's subsidiary, which is engaged in insurance-related activities. This was due to start up expenses that we incurred in 2002 as we began to market insurance products through a relationship between the subsidiary and an independent insurance broker.

***Non-interest expense.*** Non-interest expense increased $607,000, or 9.3%, from 2002 to 2003. The increase consisted primarily of a $441,000 increase in salaries and benefits expense due to normal salary increases plus additional staffing of our loan department. We increased our loan staffing to facilitate an increase in loan originations so that we could deploy the additional funds from our increase in deposits. We had a $87,000 decrease in data processing fees as we converted some outside consulting services to in house staffing. We experienced increases in other classes of non-interest expense due to growth in assets and deposits, combined with the need to service that growth.

***Income taxes.*** Income taxes remained almost constant from 2002 to 2003 despite the decline in pre-tax income. We had more tax-exempt municipal bond investments in 2002 than in 2003 because better yields in 2002 justified a higher level of municipal bond investments. In addition, we had more loans in New York City in 2003 than in 2002, which caused an increase in New York City corporate income taxes in 2003.

***Income Statement Comparison Between 2001 and 2002***

***General.*** Our net income was $1,656,000 in 2002 compared to $3,100,000 in 2001. Income before taxes declined from $5,298,000 in 2001 to $2,075,000. The principal reason for the decline was that in 2001 we sold our main office in Carmel and the related banking business, realizing a gain of $4,622,396 on the sale. We undertook the sale primarily to concentrate our efforts closer to New York City and because the sale generated a gain, thus increasing capital, which we could then leverage with an increase in interest-earning assets. Initially, the sale reduced our total assets while increasing capital. After the sale, we worked to increase our deposits at our remaining offices to provide funds for additional loans and other income. Although we were able to do this, interest rates declined so dramatically during 2001 (the prime rate was 9.50% on January 1, declining to 4.75% by December 31) that a decline in yields offset the positive effects of the increase in volume that we worked to achieve.

***Interest Income.*** Our total interest income declined from $9,897,000 for 2001 to $9,742,000 for 2002, despite an increase in average interest-earning assets to $133.9 million in 2001 from $177.8 million in 2002. The reason for the decline was that the average yield we earned on interest-earning assets declined 191 basis points from 7.39% in 2001 to $5.48% in 2002, due primarily to the effect that the decline in market interest rates had on our loan portfolio. New loans were originated at lower rates and the rates on existing adjustable rate loans declined. The yields on other asset categories, including investments, federal funds sold and deposits with other banks also declined from 2001 to 2002 to reflect the decline in market interest rates.

We also experienced a shift in the mix of our assets as loans declined as a percentage of our portfolio from an average of 65.6% in 2001 to 60.8% in 2002. This occurred because we sold loans as part of the Carmel office sale and it took time for us to originate sufficient loans to bring our loan portfolio back to pre-sale levels. Since loans are our highest yielding asset category, the shift in mix contributed to the decline in average yield.

We estimate the 191 basis point decline in average yield caused a $2,544,000 decline in interest income. This decline was substantially, but not totally, offset by a $2,390,000 increase due to the increase in the volume of interest-earning assets as we worked to leverage our capital.

***Interest Expense.*** Our total interest expense declined $42,000 from $3,847,000 in 2001 to $3,805,000 in 2002. The decline occurred for much the same reasons as the decline in interest income. Our cost of funds declined by 101 basis points from 3.68% in 2001 to 2.67% in 2002, reflecting the decline in market interest rates. The decline in the cost of funds was less than the 191 basis point decline in the average yield for a number of reasons. The rate on our prime savings product declines only 50 basis points for each 100 basis point decline in the prime rate, while the interest rate on prime-based loans, in many cases, declines by the full 100 basis points. In addition, we believe that there was a limit to how much we could drop the interest rates on our deposit products as those rates approached zero, beyond which we risked alienating our customers and creating long term damage to our business. We estimate that the decline in rates we paid on deposits and borrowings caused a $1,288,000 decline in interest expense.

At the same time that our cost of funds was declining, we worked to increase our deposit base. We wanted to provide additional funds for investment and we also believed that the low market rates, which gradually declined to levels that had not been seen in many years, provided an opportunity to develop long term customer relationships. Therefore, we promoted our prime savings program, with prime-based pricing that had become advantageous to customers as rates dropped. The average balance of all of our deposit categories increased, except for money market and now accounts, which declined, we believe, because the rates on those accounts were not competitive when compared with the rates we offered on other types of deposits.

We also increased our borrowings in 2002 over 2001 by an average of $5.5 million. The 2001 borrowings were undertaken to fund the transfer of deposits when we sold our Carmel office, while the 2002 borrowings were undertaken to fund investments in agency securities.

As a result, we were able to increase our average balance of interest-bearing liabilities from $104.5 million in 2001 to $142.5 million in 2002. We estimate that the increase in the average balance of interest-bearing liabilities caused a $1,246,000 increase in our cost of funds, which substantially offset the estimated $1,288,000 decline caused by the decline in rates.

***Net Interest Income.*** Our net interest income decreased by $155,000 from 2001 to 2002, as the result of the combined effect of the decrease in interest income and the lesser decrease in interest expense discussed above. Our spread, representing the difference between our average yield on interest-earning assets and our average cost of funds, declined 90 basis points, from 3.71% in 2001 to 2.81% in 2002. As we have discussed above, the yields on our prime-sensitive loans tended to decline by a greater number of basis points than the decline in our average cost of funds, hence the spread reduction.

Our net interest margin, representing the net yield on our average interest-earning assets, declined 118 basis points from 2001 to 2002. As was the case with the decline from 2002 to 2003, our zero cost funding sources represented a lower percentage of our total funding sources in 2002 than in 2001. In addition, as market rates declined, our earnings on the investment of the proceeds of those zero cost funding sources declined, while the cost remained at zero.

***Provision for Loan Losses.*** Our provision for loan losses decreased from $300,000 in 2001 to $60,000 in 2002. The decrease was generally the result of an improvement in loan delinquencies. Our allowance for loan losses decreased from $788,000 in 2001 to $715,000 in 2002. Management determined that a decrease in the allowance was appropriate because loans past due 90 days or more declined from $629,000 at year end 2001 to $56,000 at year end 2002.

***Non-interest Income.*** Our non-interest income decreased from $5,944,000 in 2001 to $2,672,000 in 2002. The principal reason for the decline is that non-interest income in 2001 included $4,622,396 of income from the sale of our Carmel office including the sale of the building, the banking business and related loans. This was partially offset by a $1.4 million increase in gains on sales of securities during 2002 as declining interest rates resulted in an increase in the value of our securities portfolio. We elected to realize the benefits of that increase in value through sales of the securities, which resulted in an increase in non-interest income.

***Non-interest Expense.*** Non-interest expense increased $77,000, or less than 1%, from 2001 to 2002. The Carmel office sale in 2001 reduced occupancy expense and other expenses associated with operating the Carmel office. This substantially offset other normal year to year increase in non-interest expense categories.

***Income taxes.*** Income taxes declined from $2,198,000 in 2001 to $420,000 in 2002, principally because of the income tax consequences of the Carmel branch sale, which we recognized in 2001.

**Liquidity and Capital Resources.**

The FDIC requires that all FDIC-insured institutions, such as Country Bank, maintain minimum capital ratios. The Federal Reserve Board of Governors, as the federal financial institution regulator for bank holding companies, also requires that Country Bank Holding Company, Inc., as a bank holding company, maintain comparable capital ratios. FDIC regulations provide that the highest rated institutions, if they are not anticipating or experiencing any significant growth, must maintain a minimum leverage capital ratio of core capital to total assets of at least 3%. For other institutions, the leverage ratio must be at least 4% to be classified as adequately capitalized. The FDIC also requires that in order to be adequately capitalized, institutions must maintain a core (Tier I) risk based capital ratio, representing the ratio of qualifying capital to risk-weighted assets, of at least 4%, and a total risk-based capital ratio of at least 8%. The risk based capital ratio is calculated by applying percentage risk weights established by federal regulators to different classes of assets, and certain off-balance sheet risks. In order to be classified as well-capitalized, the minimum capital ratios are a leverage ratio of 5%, a Tier 1 risk-based capital ratio of 6% and a total risk-based capital ratio of 10%. The Federal Reserve capital requirements for bank holding companies are substantially the same.

The regulations require that capital ratios be measured on a quarterly basis. Country Bank had met the requirements to be classified as well-capitalized for many years through the quarter ended June 30, 2003. For the quarter ended September 30, 2003, its leverage ratio was 4.73%, so it was classified as adequately capitalized for that quarter. For the quarter ended December 31, 2003, as a result of efforts to control growth and the sale of stock to directors to raise capital, Country Bank was able to increase its leverage capital ratio to 5.00% and again satisfied the FDIC capital standards for a "well capitalized" institution. At December 31, 2003, Country Bank's leverage capital ratio was 5.00%, its Tier 1 risk based capital ratio was 10.00% and its total risk based capital ratio was 10.54%.

The leverage capital ratio requirement directly affects growth because an increase in total assets, without a corresponding increase in capital, causes a decline in the leverage ratio. The risk based capital ratio also has an effect on profitability. Commercial mortgage loans have higher yields than government agency securities, but they also have higher risk weights. For example, a Fannie Mae bond has a 20% risk weight while a commercial mortgage loan has a 100% risk weight. Thus, the amount of capital necessary to support a commercial mortgage loan is five times the amount necessary to support an investment in a Fannie Mae bond. Therefore, reinvesting the cash flows from securities investments into loans can only occur if we have the sufficient capital to support the higher risks of making the loans.

We seek to maintain liquidity at levels that we believe will be sufficient to satisfy normal funding requirements and unanticipated deposit flows. However, due to the low yields normally earned on liquid assets, we seek to maintain liquidity at as low a level as possible. We maintain a borrowing line of credit with the Federal Home Loan Bank of New York as an additional source of liquidity to protect against the potential adverse consequences of maintaining a low level of liquid assets. In addition, at December 31, 2003, most of our investment securities portfolio consisted of U.S. government and agency debt securities that can be pledged as collateral for loans if additional liquidity is required.

Our primary use of cash is to make new loans and purchase securities for interest income. In 2003, we purchased $85.0 million of securities that we classified as available for sale and $144.8

million of securities that we classified as held to maturity. In addition, we increased our loan portfolio, net, by $45.4 million. We funded these purchases and loan originations with the proceeds from a number of different activities, primarily including $91.0 million representing the net increase in deposits, $120.8 million representing proceeds from the sale of securities available for sale, $25.3 million of proceeds from principal payments on securities held to maturity and $25.2 million representing a decrease in federal funds sold and $11.5 million of net new borrowings. As noted elsewhere, the increase in loans was a direct result of our efforts to increase our loan portfolio because loans have higher yields than securities. We invested other available funds in debt securities as a source of interest income. We exerted efforts to decrease our investments in the overnight federal funds market because those investments generally have lower yields when compared to other investment alternatives.

Country Bank is required under the regulations of the Federal Reserve to maintain reserves against its transaction accounts, principally demand deposits and NOW accounts. Country Bank is generally able to satisfy its reserve requirements principally through normal levels of cash on hand, so the need to maintain non-interest bearing reserve deposits does not materially adversely affect earnings.

**Legal Proceedings.**

In the ordinary course of its business, we may become involved in litigation to collect loans in default, or to foreclose on collateral given for such loans. In addition, also in the ordinary course of business, claims may be asserted against us in such litigation, or we may become a defendant in legal proceedings. It is the opinion of management, after consulting with counsel, that the resolution of any pending proceedings should not have a material effect on our condition or results of operations.

## Our Management and Board of Directors

We have fourteen directors. The directors are divided into three classes, with staggered terms of three years each. Two classes have five members and one class has four members. The following is biographical and other information about our directors. All of the directors have been directors of Country Bank Holding Company since June of 2003, when we were formed to complete the holding company reorganization for Country Bank. The composition of the Board of Directors of Country Bank Holding Company, Inc. and Country Bank are identical. For the purposes of the information provided below, tenure as a director includes tenure as a director of Country Bank prior to our formation as the holding company for Country Bank.

| Name | Term Expires | Director Since | Occupation |
|---|---|---|---|
| Judith A. Aydelott | 2006 | 1988 | Attorney and partner in the firm of Westerman Hamilton Sheehy Aydelott & Keenan, LLP |
| William J. Burke | 2005 | 1994 | President, Country Bank |
| Bryan O. Colley | 2005 | 1988 | Principal of The Colley Group, the owner and operator of numerous restaurants. |
| Vincent J. Dougherty | 2004 | 1994 | Certified public accountant, former Treasurer & CFO, Christian Brothers Institute |
| John G. Flynn | 2006 | 1999 | General Manager of The Sky Club, New York |

| Name | Term Expires | Director Since | Occupation |
|---|---|---|---|
| Paul Fornaby | 2004 | 2001 | Managing Director, Country Bank |
| Patricia M. MacGillivray | 2005 | 1999 | Homemaker |
| Regina C. Morini | 2006 | 1989 | Member, Putnam County Board of Legislators |
| Carolyn T. Murphy | 2005 | 2002 | Global Account Manager, Worldcom |
| JoAnn M. Murphy | 2006 | 1992 | President and owner of Ellinghouse & Stacy, Inc., a real estate brokerage firm |
| Joseph M. Murphy | 2005 | 1988 | Chairman of the Board, Country Bank. Certified public accountant and member of the Board of Delta and Pine Land Company, a company traded on the NYSE. |
| Joseph M. Murphy, Jr. | 2004 | 1995 | Executive Vice President, Country Bank |
| Mary J. Murphy | 2006 | 2003 | Homemaker |
| Richard C. Petriccione | 2004 | 1999 | Vice President for Advancement and External Affairs, Iona College |

Patricia MacGillivray, Carolyn T. Murphy, Joseph M. Murphy, Jr. and Mary J. Murphy are children of JoAnn M. Murphy and Joseph M. Murphy.

**Security Ownership of Management**

The following table sets forth the beneficial ownership of our stock as of the date of this offering circular by directors and executive officers. To the best of our knowledge, no person other than our directors or officers named in the following table owns beneficially 5% or more of our stock.

| Name | Number of Shares Owned | Percent of Shares Outstanding |
|---|---|---|
| Judith A. Aydelott[1] | 24 | 1.50% |
| William J. Burke[2] | 35 | 2.20% |
| Bryan O. Colley | 26 | 1.63% |
| Vincent J. Dougherty | 10 | * |
| John G. Flynn | 1 | * |
| Paul Fornaby[3] | 65 | 4.08% |
| Patricia M. MacGillivray[4] | 32 | 2.01% |
| Regina C. Morini | 23 | 1.44% |
| Carolyn T. Murphy[5] | 18 | 1.13% |
| JoAnn M. Murphy[6] | 661 | 41.52% |
| Joseph M. Murphy | 0 | * |
| Joseph M. Murphy, Jr[7] | 149 | 9.36% |
| Mary J. Murphy[8] | 23 | 1.44% |
| Richard C. Petriccione | 0 | * |
| Mario Pastorino | 2 | * |
| All 15 directors and executive officers as a group | 1,086 | 68.2% |

* - Less than 1%.

1. Includes 1 share in her Individual Retirement Account and 15 shares in her husband's Individual Retirement Account.
2. Includes 10 shares held as custodian for his children and 7 shares owned by his wife.
3. Includes 9 shares owned by a business entity controlled by Mr. Fornaby.
4. Includes 16 shares held as custodian for her children and 6 shares held in her Individual Retirement Account.
5. Includes 5 shares held in her Individual Retirement Account.
6. Includes 97 shares held in her Individual Retirement Account.
7. Includes 16 shares held as custodian for his children and 75 shares held by Wayside Associates, of which he is a general partner.
8. Includes 5 shares held as custodian for her children.

**Transactions with Directors and Officers and Their Related Interests**

Some of our directors and officers and some of the corporations and firms with which they are associated have loans from Country Bank or are banking customers of Country Bank. None of them have any loans directly from Country Bank Holding Company, Inc. Some of these individuals, corporations and firms will continue to be customers of, or indebted to, the bank on a similar basis in the future. All loans extended to such individuals, corporations and firms were made in the ordinary course of business, did not involve more than normal risk of collectibility or present other unfavorable features, and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions by Country Bank with unaffiliated persons. The Board of Directors of Country Bank approves all such loans in advance.

As discussed above, from time to time Country Bank originates loans for ValueXpress LLC and ValueXpress LLC originates loans for Country Bank. This may occur when either company has the opportunity to originate a loan for a customer that does not fit its own needs but fits the needs of the other company. ValueXpress LLC is controlled by JoAnn M. Murphy, who controls Country Bank Holding Company, Inc., and by other members of her family. In 2003, Country Bank had revenues of $30,000 from originating loans for ValueXpress LLC and ValueXpress LLC had revenues of $85,000 from originating loans for Country Bank, of which Country Bank paid $20,000 and borrowers paid $65,000. In addition, ValueXpress occupies excess office space at Country Bank's main office and pays Country Bank rent at the current annual rate of $78,000 per year for that space and related support services.

**Board and Committee Structure**

During 2003, the Board of Directors of Country Bank Holding Company, Inc., met twice and the Board of Directors of Country Bank met 14 times. All of the directors attended at least 75% of the meetings of the board and committees of the Board on which such director served during the period of such service. Because our principal business operations are conducted through our subsidiary, Country Bank, the committees of the Board of Country Bank are an important part of our policy-making apparatus. Our Board of Directors has only established one committee at the holding company level, the audit committee, and it operates jointly with the examining committee of Country Bank.

***Executive Committee*** - The Executive Committee of Country Bank is comprised of directors Joseph M. Murphy, as Chair, Fornaby, Burke, Morini, JoAnn M. Murphy and Joseph M. Murphy, Jr. The committee met 17 times during 2003. The committee has the full authority of the Board except with respect to matters which require the action of the full Board under the New York Banking Law. The committee, in addition to its general authority, deals with matters of asset/liability management, loan and investment decisions, and personnel matters.

***Examining/Audit Committee*** - The Examining/Audit Committee is comprised of directors Joseph M. Murphy, as Chair, Colley, Dougherty, and JoAnn M. Murphy. The committee met 4 times in 2003. The committee is responsible for reviewing internal procedures and controls, supervising the internal audit function, which is performed by an outside bank consulting firm, reviewing the annual audit and dealing with the independent accountants, and overseeing the implementation of appropriate recommendations from the consulting firm and the independent accountants.

**Compensation of Directors and Executive Officers**

The following table sets forth certain summary information regarding the compensation of the executive officers whose salary, bonus and other compensation in 2003 exceeded $100,000.

| | | Annual Compensation | |
|---|---|---|---|
| Name and Position | Year | Salary and Board Fees | Other Annual Compensation (1) |
| William J. Burke, President | 2003 | $224,196 | $12,000 |
| | 2002 | $234,078 | $11,000 |
| | 2001 | $221,821 | $10,500 |
| Joseph M. Murphy, Jr., Executive Vice President | 2003 | $194,648 | $12,000 |
| | 2002 | $190,272 | $11,000 |
| | 2001 | $192,389 | $10,500 |
| Paul Fornaby, Managing Director, Country Bank | 2003 | $206,455 | 0 |
| | 2002 | $214,756 | 0 |
| | 2001 | $144,214 | 0 |

[1] Includes 401(k) matching contribution.

We do not have a stock option plan, employee stock ownership plan or other stock-based compensation plan for employees or directors. We have never granted stock appreciation rights or restricted stock and we have no long-term incentive plans. We do not have any long-term incentive plans, bonus plans or other non-tax-qualified plans that provide for compensation of executive officers. We have a non-discriminatory, tax-qualified 401(k) savings plan in which we match 100% of employee contributions up to 10% of salary. Employees are entitled to receive life insurance equal to two times annual salary up to a maximum of $300,000 of insurance and we pay 70% of the employee's health insurance premium. Officers participate in these plans on the same basis as all other employees. We have no other pension, annuity, deferred compensation or other similar retirement plan.

All directors, including both management and outside directors, are paid compensation of $1,500 per month and $600 per committee meeting for the executive and the examining/audit committees. In addition, Chairman Murphy receives a monthly retainer of $15,000 as Chairman, and Vice Chair JoAnn M. Murphy receives a monthly retainer of $6,250 per month.

INDEX TO FINANCIAL STATEMENTS

D'Arcangelo & Co.,LLP
Certified Public Accountants & Consultants
3000 Westchester Ave., Purchase, N.Y. 10577-2538
914-694-4600 Fax: 914-694-3658

# INDEPENDENT AUDITOR'S REPORT

To the Stockholders and
Board of Directors
Country Bank Holding Company, Inc.
New York, New York

We have audited the accompanying consolidated statement of financial condition of Country Bank Holding Company, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Country Bank Holding Company, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

D'Arcangelo + Co., LLP

January 30, 2004

**COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY**

**CONSOLIDATED STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2003 AND 2002**

| | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from financial institutions | $ 6,490,365 | $ 8,343,821 |
| Federal funds sold | 2,993,964 | 28,233,111 |
| Securities available for sale | 24,418,353 | 59,750,603 |
| Securities held to maturity, fair value approximates $117,469,676 at December 31, 2003 | 118,700,057 | - |
| Loans receivable, net of allowance for loan losses of $852,328 in 2003 and $745,140 in 2002 | 162,054,313 | 116,682,148 |
| Accrued interest receivable | 1,634,718 | 875,139 |
| Deferred tax asset | 605,500 | 484,000 |
| Tax refunds receivable | - | 144,276 |
| Premises and equipment | 1,456,696 | 1,482,342 |
| Federal Home Loan Bank of New York stock | 825,000 | 262,900 |
| Other assets | 1,292,113 | 618,781 |
| Total assets | $ 320,471,079 | $ 216,877,121 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities | | |
| Deposits: | | |
| Demand | $ 44,383,540 | $ 32,197,453 |
| Money market and NOW accounts | 6,482,158 | 4,185,686 |
| Savings | 194,092,426 | 129,456,215 |
| Time | 42,238,261 | 30,357,856 |
| Total deposits | 287,196,385 | 196,197,210 |
| Accrued interest payable | 815,555 | 525,983 |
| Accounts payable and other liabilities | 286,291 | 295,061 |
| Income taxes payable | 17,336 | - |
| Securities sold under repurchase agreements | 16,500,000 | 5,000,000 |
| Total liabilities | 304,815,567 | 202,018,254 |
| Commitments and contingencies | | |
| Stockholders' equity | | |
| Common stock | 159 | 3,000,000 |
| Additional paid-in capital | 7,359,467 | 3,317,726 |
| Retained earnings | 8,449,974 | 8,493,444 |
| Unrealized appreciation (depreciation) on available for sale securities, net of income taxes | (154,088) | 47,697 |
| Total stockholders' equity | 15,655,512 | 14,858,867 |
| Total liabilities and stockholders' equity | $ 320,471,079 | $ 216,877,121 |

See notes to consolidated financial statements.

**COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY**

**CONSOLIDATED STATEMENT OF INCOME**

**YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001**

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Interest and dividend income:** | | | |
| Loans receivable | $ 8,207,085 | $ 7,549,730 | $ 7,908,457 |
| Securities available for sale: | | | |
| Taxable | 2,039,387 | 961,955 | 293,127 |
| Tax-exempt | 123,787 | 975,421 | 1,388,348 |
| Securities held to maturity: | | | |
| Taxable | 1,319,681 | - | - |
| Tax-exempt | 42,876 | - | - |
| Dividends | 48,248 | 22,609 | 44,773 |
| Federal funds sold | 33,885 | 162,713 | 230,550 |
| Interest bearing deposits with banks | 83,572 | 69,485 | 32,124 |
| Total interest and dividend income | 11,898,521 | 9,741,913 | 9,897,379 |
| **Interest expense:** | | | |
| Savings, NOW and money market deposits | 3,876,058 | 2,559,372 | 2,780,086 |
| Time deposits | 1,366,830 | 1,052,280 | 883,622 |
| Other borrowed funds | 172,304 | 192,607 | 182,513 |
| Total interest expense | 5,415,192 | 3,804,259 | 3,846,221 |
| Net interest income | 6,483,329 | 5,937,654 | 6,051,158 |
| Provision for loan losses | 75,000 | 60,000 | 300,000 |
| Net interest income after provision for loan losses | 6,408,329 | 5,877,654 | 5,751,158 |
| **Noninterest income:** | | | |
| Service fees | 959,289 | 797,781 | 731,490 |
| Net realized gain on sale of securities available for sale | 657,067 | 1,766,314 | 411,631 |
| Gain on sale of deposits | - | - | 3,143,229 |
| Gain on sale of loans | - | - | 878,255 |
| Gain on sale of fixed assets | - | - | 600,912 |
| Other operating income | 166,682 | 108,063 | 179,042 |
| Total noninterest income | 1,783,038 | 2,672,158 | 5,944,559 |

(continued)

**COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY**

**CONSOLIDATED STATEMENT OF INCOME**
**(continued)**

**YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001**

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Noninterest expenses:** | | | |
| Salaries and employee benefits | $ 3,741,725 | $ 3,260,171 | $ 3,047,580 |
| Occupancy expenses | 1,109,354 | 1,018,056 | 957,624 |
| Depreciation and amortization of furniture, equipment, and software | 235,986 | 240,331 | 277,552 |
| Data processing fees | 318,587 | 405,829 | 455,700 |
| Advertising | 197,933 | 213,885 | 272,517 |
| Stationery, supplies and printing | 142,965 | 131,090 | 129,362 |
| Postage and courier | 124,927 | 116,170 | 114,298 |
| Other operating expenses | 1,210,360 | 1,088,940 | 1,142,747 |
| Total noninterest expenses | 7,081,837 | 6,474,472 | 6,397,380 |
| Income before income taxes | 1,109,530 | 2,075,340 | 5,298,337 |
| Income taxes | 403,000 | 419,490 | 2,198,104 |
| **Net income** | $ 706,530 | $ 1,655,850 | $ 3,100,233 |
| **Net income per share of stock** | $ 471 | $ 1,104 | $ 2,067 |
| **Average shares outstanding** | 1,500 | 1,500 | 1,500 |

See notes to consolidated financial statements.

**COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY**

**CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME**

**YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001**

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Net income** | $ 706,530 | $ 1,655,850 | $ 3,100,233 |
| **Other comprehensive income, before tax:** | | | |
| Unrealized holding gains (losses) on available-for-sale securities arising during the year | (250,686) | 147,103 | (61,068) |
| Reclassification adjustment relating to realized (gains) losses on sales of securities | (49,099) | 134,498 | (2,743) |
| Total other comprehensive income, before tax | (299,785) | 281,601 | (63,811) |
| Tax provision on other comprehensive income | (98,000) | 107,600 | (25,800) |
| Other comprehensive income, net of tax | (201,785) | 174,001 | (38,011) |
| **Total comprehensive income** | $ 504,745 | $ 1,829,851 | $ 3,062,222 |

See notes to consolidated financial statements.

## COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

### YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

| | Common stock | | | | | |
|---|---|---|---|---|---|---|
| | Shares | Par value | Additional paid-in capital | Retained earnings | Net realized appreciation (depreciation) on securities available for sale | Total stockholders' equity |
| Balance, January 1, 2001 | 1,500 | $ 3,000,000 | $ 3,317,726 | $ 5,687,361 | $ (88,293) | $ 11,916,794 |
| Net income | - | - | - | 3,100,233 | - | 3,100,233 |
| Cash dividends | - | - | - | (1,200,000) | - | (1,200,000) |
| Net change in unrealized appreciation on securities available for sale, net of applicable income taxes | - | - | - | - | (38,011) | (38,011) |
| Balance, December 31, 2001 | 1,500 | 3,000,000 | 3,317,726 | 7,587,594 | (126,304) | 13,779,016 |
| Net income | - | - | - | 1,655,850 | - | 1,655,850 |
| Cash dividends | - | - | - | (750,000) | - | (750,000) |
| Net change in unrealized depreciation on securities available for sale, net of applicable income taxes | - | - | - | - | 174,001 | 174,001 |
| Balance, December 31, 2002 | 1,500 | $ 3,000,000 | $ 3,317,726 | $ 8,493,444 | $ 47,697 | $ 14,858,867 |

0060

(continued)

## COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
**(Continued)**

### YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

| | Common stock | | | | | |
|---|---|---|---|---|---|---|
| | Shares | Par value | Additional paid-in capital | Retained earnings | Net realized appreciation (depreciation) on securities available for sale | Total stockholders' equity |
| Balance, December 31, 2002 | 1,500 | $ 3,000,000 | $ 3,317,726 | $ 8,493,444 | $ 47,697 | $ 14,858,867 |
| Change in par value | - | (2,999,850) | 2,999,850 | - | - | - |
| Issuance of common stock | 92 | 9 | 1,041,891 | - | - | 1,041,900 |
| Net income | - | - | - | 706,530 | - | 706,530 |
| Cash dividends | - | - | - | (750,000) | - | (750,000) |
| Net change in unrealized appreciation on securities available for sale, net of applicable income taxes | - | - | - | - | (201,785) | (201,785) |
| Balance, December 31, 2003 | 1,592 | $ 159 | $ 7,359,467 | $ 8,449,974 | $ (154,088) | $ 15,655,512 |

The Holding Company is authorized to issue 2,500 shares of common stock with a par value of $.10 per share.
The Bank is authorized to issued 2,500 shares of common stock with a par value of $2,000 per share.

0061

See notes to consolidated financial statements.

**COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY**

**CONSOLIDATED STATEMENT OF CASH FLOWS**

**YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001**

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net income | $ 706,530 | $ 1,655,850 | $ 3,100,233 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 382,670 | 374,282 | 444,609 |
| Net (gain) on sales of securities available for sale | (657,067) | (1,766,314) | (411,631) |
| Provision for loan losses | 75,000 | 60,000 | 300,000 |
| Gain on sale of branch | - | - | (4,622,396) |
| Deferred income taxes | (23,500) | (11,800) | 71,500 |
| (Increase) decrease in operating assets: | | | |
| Accrued interest receivable | (759,579) | 86,386 | 202,919 |
| Prepaid expenses and other receivables | (673,332) | 602,109 | (96,250) |
| Refundable income taxes | 144,276 | 16,991 | (158,458) |
| Security deposits | - | (38,260) | (2,727) |
| Increase (decrease) in operating liabilities: | | | |
| Accrued interest payable | 289,572 | 142,874 | (286,753) |
| Accounts payable and other liabilities | (8,769) | (277,437) | 182,063 |
| Income taxes payable | 17,336 | (547,057) | 292,608 |
| Net cash provided by (used in) operating activities | (506,863) | 297,624 | (984,283) |
| **Cash flows from investing activities:** | | | |
| Net (increase) decrease in federal funds sold | 25,239,147 | (19,219,215) | (5,583,705) |
| Purchases of securities available for sale | (85,063,972) | (129,031,087) | (28,821,447) |
| Proceeds from sale of securities available for sale | 120,753,503 | 112,594,989 | 25,965,446 |
| Purchases of securities held to maturity | (144,767,228) | - | - |
| Redemption of securities held to maturity | 750,000 | - | - |
| Principal payments received on securities held to maturity | 25,317,171 | - | - |
| Net (increase) in loans | (45,447,165) | (32,213,052) | 15,874,686 |
| Gain on sale of loans | - | - | 878,255 |
| Proceeds from sale of premises and equipment | - | - | 2,747,984 |
| Purchase of premises and equipment | (357,024) | (215,554) | (195,549) |
| Purchase Federal Home Loan Bank of New York stock | (1,007,100) | - | - |
| Redemption of Federal Home Loan Bank of New York stock | 445,000 | 137,100 | - |
| Net cash provided by (used in) investing activities | (104,137,668) | (67,946,819) | 10,865,670 |

(continued)

## COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF CASH FLOWS
**(continued)**

## YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Cash flows from financing activities:** | | | |
| Net increase (decrease) in demand, savings, money market and NOW account deposits | $ 79,118,770 | $ 62,208,825 | $ (20,479,217) |
| Net increase in time deposits | 11,880,405 | 3,486,375 | 10,208,828 |
| Gain on sale of deposit accounts | - | - | 3,143,229 |
| Advances from (repayments to) financial institution | - | - | (866,720) |
| Proceeds of securities sold under repurchase agreements and other borrowings | 16,500,000 | 24,400,000 | 23,000,000 |
| Repayment of securities sold under repurchase agreements and other borrowings | (5,000,000) | (19,400,000) | (23,000,000) |
| Proceeds from issuance of common stock | 1,041,900 | - | - |
| Dividends paid | (750,000) | (750,000) | (1,200,000) |
| Net cash provided by financing activities | 102,791,075 | 69,945,200 | (9,193,880) |
| Net increase (decrease) in cash and cash equivalents | (1,853,456) | 2,296,005 | 687,507 |
| Cash and cash equivalents, beginning of year | 8,343,821 | 6,047,816 | 5,360,309 |
| Cash and cash equivalents, end of year | $ 6,490,365 | $ 8,343,821 | $ 6,047,816 |

0063

See notes to consolidated financial statements.

**COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**DECEMBER 31, 2003, 2002 AND 2001**

## 1. Organization:

Country Bank Holding Company, Inc. (CBHC) was formed in 2003 to be the parent company of Country Bank. Effective October 31, 2003, pursuant to the plan of reorganization and plan of merger, Country Bank became a wholly-owned subsidiary of CBHC. Country Bank (the Bank) is a New York State chartered commercial bank. On April 20, 1988, the Bank obtained its Authorization Certificate from the Superintendent of Banks of the State of New York authorizing it to commence business. The Bank opened for business in Carmel, New York, on April 21, 1988. The Bank operates three retail branches and its headquarters in New York City and one retail branch in Westchester County. On March 22, 1999, the Bank incorporated its wholly owned subsidiary, Country Putnam Properties, Inc., for the purpose of owning and leasing a building in Carmel, wherein the Bank was the major tenant. The Bank's Carmel branch and the building it was located in were sold in May 2001. In 2002, Country Putnam Properties, Inc. was renamed Country Financial Services, Inc. and now offers financial planning services.

## 2. Summary of significant accounting policies:

The accounting and reporting policies of CBHC conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. A summary of the significant policies follows:

### Basis of consolidation:

The consolidated financial statements include the accounts of Country Bank Holding Company, Inc., its wholly owned subsidiary Country Bank, and the Bank's wholly owned subsidiary, Country Financial Services, Inc., after the elimination of all material intercompany transactions and balances.

### Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Summary of significant accounting policies (continued):

**Use of estimates in the preparation of financial statements (continued):**

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains appraisals for significant properties collateralizing non-performing real estate loans. The ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in local market conditions.

**Cash equivalents:**

For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the statement of financial condition caption "cash and due from financial institutions."

**Securities:**

Debt securities are classified as held to maturity when CBHC has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost.

Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as trading securities nor as held-to-maturity securities based on management's intent. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using the level yield method over the period to final maturity and is included in interest income. In the case of mortgage-backed securities, premium amortization is increased proportionately as principal payments are collected. Gains and losses on the sale of securities available for sale are based on the specific identification method.

Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

2. **Summary of significant accounting policies (continued):**

**Loans receivable:**

Loans are stated at the amount of unpaid principal, reduced by unearned discount, deferred loan fees and an allowance for loan losses. Generally, interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Unearned discount on installment loans is recognized as income over the terms of the loans by the interest method. The Bank's policy is generally to obtain collateral on all loans whenever available.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of principal is unlikely. The allowance for loan losses is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations that take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

Management believes that the allowance for loan losses appropriately reflects the risk elements inherent in the loan portfolio as of the statement of condition date. In management's judgment, the allowance is considered adequate to absorb losses inherent in the loan portfolio. While management uses available information to recognize probable loan losses, future adjustments to the allowance may be necessary based on changes in economic conditions, particularly in the Bank's primary service area. Regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

Loans are placed on non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, makes collection of interest doubtful. Loans placed on non-accrual status at December 31, 2003, 2002 and 2001 totaled $58,263, $48,167 and $349,265, respectively. If interest income on non-accrual loans had been recognized at the original interest rates, interest income would have increased approximately $2,800, $2,500 and $21,900 in 2003, 2002 and 2001, respectively. The Bank has no commitments to loan additional funds to the borrowers of these loans.

**2. Summary of significant accounting policies (continued):**

**Loans receivable (continued):**

The Bank had no troubled debt restructurings as defined by Statement of Financial Accounting Standards No. 114 *Accounting by Creditors for Impairment of a Loan* and Statement of Financial Accounting Standards No. 118 *Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures.* Loans charged off during 2003, 2002 and 2001 totaled $45,622, $104,695 and $43,932, respectively.

Non-refundable loan fees, net of certain direct loan origination costs, are deferred and amortized as an adjustment of the interest yield over the contractual life of the loan.

**Premises and equipment and depreciation:**

Premises and equipment are stated at cost. For financial reporting, depreciation of furniture and equipment is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 15 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the improvements or the remaining term of the lease (10 to 15 years). In 1999, the Bank's wholly owned subsidiary purchased a building in which the Bank was the major tenant. The building was depreciated on the straight-line method over its estimated useful life of 39 years. The building was sold in 2001.

For tax purposes, depreciation of furniture and equipment is provided using accelerated methods. Leasehold improvements are amortized on the straight-line method over 31 ½ years or 39 years depending on date acquired.

**Income taxes:**

Deferred income taxes are recorded for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. The differences relate principally to the tax treatment of unrealized gains and losses on securities available for sale, the depreciation of premises and equipment, the provision for loan losses, the recording of loan fee income, rent expense recognition and deferred preopening expenses.

**Financial instruments:**

In the ordinary course of business CBHC has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

**2. Summary of significant accounting policies (continued):**

**Fair values of financial instruments:**

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of the fair value of certain financial instruments, including both assets and liabilities recognized and not recognized in the statement of financial condition.

Markets do not exist for a portion of CBHC's financial instruments and, as a result, fair value estimates require judgments regarding future cash flows. These judgments are subjective in nature, involve uncertainties and therefore may change significantly at future measurement dates. The fair value information that follows is intended to supplement, but not replace, the basic financial statements and other traditional financial data presented throughout this report.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and short-term instruments - For cash and short-term instruments (due from banks and financial institutions, Federal funds sold, accrued interest receivable and certain other short-term assets), the carrying amounts approximate their fair value.

Securities - For securities, excluding restricted equity securities, fair values are based on quoted market price, where available. If quoted market prices are not available, fair value is estimated using quoted market prices of comparable securities. The carrying value of restricted equity securities approximates fair value.

Loans - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying value. The fair value of fixed-rate loans is estimated by discounting the expected future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values where applicable.

Deposits - The fair value of demand deposits is the amount payable on demand at the reporting date. The carrying amount of variable-rate deposits approximates their fair value at the reporting date. The fair value of fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered for deposits of similar remaining maturities.

**2. Summary of significant accounting policies (continued):**

**Fair values of financial instruments (continued):**

Other short-term liabilities - The carrying amounts of other short-term liabilities (accrued interest payable, securities sold under repurchase agreements, and certain other short-term liabilities) approximate their fair values due to their short-term nature.

Commitments to extend credit and standby letters of credit - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements.

**Net income per share of common stock:**

Net income per share of common stock has been computed on the basis of the weighted average number of shares of common stock outstanding.

**Advertising costs:**

CBHC expenses the production costs of advertising when incurred. For the years ended December 31, 2003, 2002 and 2001, advertising expense totaled $197,933, $213,885 and $272,517, respectively.

**Reclassifications:**

CBHC has made certain reclassifications to the prior year financial statements to conform to the current year presentation. Such reclassifications had no effect on net income as previously reported.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

3. **Debt and equity securities:**

The carrying amount of securities available for sale and their approximate fair values at December 31, are as follows:

| 2003: | Amortized cost | Unrealized gains | Unrealized losses | Fair value |
|---|---|---|---|---|
| US Treasury and agency securities | $ 21,068,142 | $ 4,735 | $ (144,849) | $ 20,928,028 |
| US Government agencies mortgage-backed securities | 3,581,799 | - | (101,974) | 3,479,825 |
| | 24,649,941 | 4,735 | (246,823) | 24,407,853 |
| Other | 10,500 | - | - | 10,500 |
| | $ 24,660,441 | $ 4,735 | $ (246,823) | $ 24,418,353 |

| 2002: | Amortized cost | Unrealized gains | Unrealized losses | Fair value |
|---|---|---|---|---|
| US Treasury and agency securities | $ 301,122 | $ 7,623 | $ - | $ 308,745 |
| US Government agencies mortgage-backed securities | 45,076,621 | 14,826 | - | 45,091,447 |
| State and local municipal bonds | 9,968,689 | 102,082 | (173) | 10,070,598 |
| Other securities | 4,140,589 | 33,535 | (29,099) | 4,145,025 |
| | 59,487,021 | 158,066 | (29,272) | 59,615,815 |
| Equity securities | 195,385 | - | (71,097) | 124,288 |
| Other | 10,500 | - | - | 10,500 |
| | $ 59,692,906 | $ 158,066 | $ (100,369) | $ 59,750,603 |

3. **Debt and equity securities (continued):**

The carrying amount of securities held to maturity and their approximate fair values at December 31, are as follows:

| 2003: | Amortized cost | Unrealized gains | Unrealized losses | Fair value |
|---|---|---|---|---|
| US Treasury and agency securities | $ 9,975,809 | $ 208,566 | $ - | $ 10,184,375 |
| US Government agencies mortgage-backed securities | 98,343,243 | 23,431 | (1,478,156) | 96,888,518 |
| State and local municipal bonds | 6,777,918 | 17,759 | (31,859) | 6,763,818 |
| Other securities | 3,603,087 | 29,878 | - | 3,632,965 |
| | $ 118,700,057 | $ 279,634 | $(1,510,015) | $ 117,469,676 |

Proceeds from sales of securities available for sale during 2003, 2002 and 2001 were $120,753,503, $112,594,989 and $25,965,446, respectively. The carrying amount of securities pledged to secure repurchase agreements was $16,500,000 and $6,000,000 at December 31, 2003 and 2002, respectively.

Gross realized gains (losses) on sales of securities available for sale were:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| US Government agencies mortgage-backed securities | $ 130,676 | $ 698,337 | $ - |
| State and local municipal bonds | 162,887 | 1,161,985 | 440,441 |
| Corporate bonds | 384,703 | (104,230) | (147,827) |
| Equity securities | (21,200) | 10,222 | 119,017 |
| | $ 657,066 | $ 1,766,314 | $ 411,631 |

## 3. Debt and equity securities (continued):

The amortized cost and fair value of debt securities at December 31, 2003, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Available for sale | | Held to maturity | |
|---|---|---|---|---|
| | Amortized cost | Fair value | Amortized cost | Fair value |
| Due in less than one year | $ 200,301 | $ 201,562 | $ 1,075,434 | $ 1,075,231 |
| Due after one year through five years | - | - | 9,305,570 | 9,321,552 |
| Due after five years through ten years | - | - | 9,975,809 | 10,184,375 |
| Due after ten years | 3,677,003 | 3,578,502 | - | - |
| | 3,877,304 | 3,780,064 | 20,356,813 | 20,581,158 |
| Mortgage-backed and SBA guaranteed securities | 20,772,637 | 20,627,789 | 98,343,244 | 96,888,518 |
| | $ 24,649,941 | $ 24,407,853 | $118,700,057 | $117,469,676 |

## 4. Loans receivable:

The major classifications of loans are as follows:

| | 2003 | 2002 |
|---|---|---|
| Commercial | $ 31,769,904 | $ 37,174,356 |
| Construction | 121,458 | - |
| Mortgages, commercial | 128,923,317 | 77,518,621 |
| Mortgages, residential | 1,671,891 | 2,427,665 |
| Consumer and other loans | 443,322 | 409,170 |
| | 162,929,892 | 117,529,812 |
| Allowance for loan losses | (852,328) | (745,140) |
| Net deferred loan fees and discounts | (23,251) | (102,524) |
| | $ 162,054,313 | $ 116,682,148 |

**4. Loans receivable (continued):**

Changes in the allowance for loan losses were as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Balance, beginning of year | $ 745,140 | $ 778,615 | $ 510,768 |
| Provision charged to operations | 75,000 | 60,000 | 300,000 |
| Loans charged off | (45,622) | (104,695) | (43,932) |
| Recoveries | 77,810 | 11,220 | 11,779 |
| Balance, end of year | $ 852,328 | $ 745,140 | $ 778,615 |

The following table summarizes the Bank's non-performing loans for the years indicated:

| | 2003 | 2002 |
|---|---|---|
| Non-accrual loans (1) | $ 58,263 | $ 48,167 |
| Accruing loans past due 90 days or more (2) | 1,850,000 | 59,000 |
| Total non-performing loans | $ 1,908,263 | $ 107,167 |
| Amount collateralized by real estate | $ 1,850,000 | $ 20,000 |

(1) Non-accrual status denotes loans on which, in management's opinion, the payment of interest or principal is unlikely, or loans that meet other non-accrual criteria as established by regulatory authorities. Payments received on loans classified as non-accrual are either applied to the principal balance or recorded as interest income, depending upon management's assessment of the collectibility of the loan.

(2) Includes residential real estate collateralized loans of $398,000 and commercial real estate collateralized loans of $1,452,000 for 2003, and a commercial real estate collateralized loan of $20,000 for 2002.

## 5. Premises and equipment:

Premises and equipment are summarized as follows:

| | 2003 | 2002 |
|---|---|---|
| Data processing equipment | $ 834,298 | $ 730,748 |
| Office and banking equipment | 1,138,307 | 990,798 |
| Leasehold improvements | 1,759,969 | 1,654,023 |
| Total cost | 3,732,574 | 3,375,569 |
| Accumulated depreciation and amortization | (2,275,878) | (1,893,227) |
| Net book value | $ 1,456,696 | $ 1,482,342 |

Depreciation and amortization expense amounted to $340,060, $374,282 and $444,609 for the years ended December 31, 2003, 2002 and 2001, respectively.

## 6. Other assets:

Other assets consist of the following:

| | 2003 | 2002 |
|---|---|---|
| Prepaid expenses and other receivables | $ 1,104,303 | $ 430,971 |
| Security deposits | 187,810 | 187,810 |
| | $ 1,292,113 | $ 618,781 |

## 7. Deposits:

At December 31, 2003 and 2002, time deposits of $100,000 or more included on the statement of financial condition totaled $13,097,655 and $11,066,417, respectively. Interest expense for the year on time deposits over $100,000 totaled $392,768, $352,337 and $296,842 for the years ended December 31, 2003, 2002 and 2001, respectively.

## 7. Deposits (continued):

Time deposits mature as follows:

| | Amount |
|---|---|
| 2004 | $ 11,916,418 |
| 2005 | 1,306,530 |
| 2006 | 11,047,396 |
| 2007 | 6,510,759 |
| 2008 | 11,457,158 |
| | $ 42,238,261 |

Deposits with the Bank at December 31, 2003 and 2002, which are directly or indirectly from officers and directors, are approximately $1,334,000 and $716,000, respectively.

## 8. Securities sold under agreements to repurchase:

Securities sold under agreements to repurchase, which are classified as secured borrowings, mature on a fixed date, less than one year from the inception of the agreement. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

## 9. Stockholders' equity:

Dividends:

Under New York Business Corporation Law, CBHC is permitted to pay dividends unless it is insolvent or would be made insolvent by the payment of the dividend. However, CBHC's source of funds to pay dividends is dividends paid to CBHC by the Bank.

The Bank is subject to dividend restrictions as set forth by the New York State Banking Department. Under such restrictions, the Bank may not, without the prior approval of the Superintendent of Banks, declare dividends to CBHC in excess of the net profit for the year plus the net profit for the preceding two years as determined in accordance with the New York Banking Law, which approximates $2,586,000 as of December 31, 2003.

## 10. Operating leases:

The Bank leases its operating locations under various leases with unrelated parties expiring at various times from September 2005 to September 2013. The leases all provide for escalations based on proportionate usage or the Consumer Price Index. Most of the leases provide for renewal options. During 1999, the Bank purchased a building in Carmel in which the Bank was a major tenant. The building was sold in 2001.

Minimum future lease payments for the next five years under the above leases are:

| | Amount |
|---|---|
| 2004 | $ 773,015 |
| 2005 | 790,012 |
| 2006 | 732,777 |
| 2007 | 696,957 |
| 2008 | 701,974 |
| | $ 3,694,735 |

Total rent expense for all locations amounted to $827,103, $777,621 and $641,770 for the years ended December 31, 2003, 2002 and 2001, respectively. During 2003, 2002 and 2001, CBHC shared space with a related party. The related party paid rent to CBHC totaling $60,000, $48,000 and $48,000, for the years ended December 31, 2003, 2002 and 2001, respectively and has signed a sublease for $78,000 for the year 2004.

## 11. Retirement plan:

CBHC has a 401(k) defined contribution retirement plan covering substantially all of its employees as they become eligible. Employer matching contributions to the plan for the years ended December 31, 2003, 2002 and 2001 were $153,167, $120,552 and $104,839, respectively. Additional contributions to the plan are permitted based on management's discretion. No additional contribution was made for 2003, 2002 or 2001.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

12. **Income taxes:**

Income taxes in the statement of income is comprised of:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Currently payable: | | | |
| Federal | $ 250,000 | $ 134,300 | $ 1,254,000 |
| State | 92,000 | 169,990 | 625,247 |
| City | 84,500 | 127,000 | 247,357 |
| Deferred: | | | |
| Federal | (13,900) | 10,800 | 72,700 |
| State | (4,800) | 16,900 | 7,800 |
| City | (4,800) | (39,500) | (9,000) |
| | $ 403,000 | $ 419,490 | $ 2,198,104 |

Temporary differences arise from the recognition of income and expenses in different periods for tax and financial reporting purposes. CBHC's temporary differences for federal and state purposes are as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Excess provision for loan losses over deduction for federal income tax purposes | $ 314,100 | $ 280,400 | $ 269,000 |
| Deferred loan fees | 68,400 | 186,900 | 225,000 |
| Accelerated depreciation and useful lives | 188,900 | 79,700 | 333,000 |
| Rent expense recognition | (56,100) | (52,900) | (107,000) |
| Amortization of deferred preopening expenses | (1,000) | (3,300) | (3,000) |
| Amortization of organization costs | 1,700 | - | - |
| Unrealized gain (loss) on securities held for investment for tax purposes | 1,500 | 3,200 | - |
| | $ 517,500 | $ 494,000 | $ 717,000 |

**12. Income taxes (continued):**

A reconciliation of the deferred tax asset is as follows:

| | 2003 | 2002 |
|---|---|---|
| Deferred tax asset resulting from operations | $ 517,500 | $ 494,000 |
| Deferred tax asset (liability) - securities available for sale | 88,000 | (10,000) |
| | $ 605,500 | $ 484,000 |

The following is a reconciliation between the effective income tax rate and the amount computed by using the statutory federal income tax rates:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Income tax based on pre-tax income at the statutory rate | 34 % | 34 % | 34 % |
| Municipal interest, permanently excluded from tax | (2) | (14) | (12) |
| Other | (8) | 2 | 4 |
| Reversal of prior years' tax provisions | - | (12) | - |
| State and City taxes, net of federal tax benefit | 12 | 10 | 15 |
| Effective income tax rate | 36 % | 20 % | 41 % |

The deferred tax asset is comprised of:

| | 2003 | 2002 |
|---|---|---|
| Federal | $ 397,600 | $ 303,700 |
| State | 109,200 | 92,400 |
| City | 98,700 | 87,900 |
| | $ 605,500 | $ 484,000 |

## 13. Financial instruments with off-balance-sheet risk and concentrations of credit risk:

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statement of financial condition. The contractual amounts of these instruments express the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

**Loan commitments and standby letters of credit:**

Loan commitments are made to accommodate the financial needs of the Bank's customers. Standby letters of credit commit the Bank to make payments on behalf of customers when certain specified future events occur.

Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies. Collateral (i.e., mortgages, securities, receivables, inventory, equipment) may be obtained based on management's credit assessment of the customer.

The following table summarizes the Bank's significant commitments and contingent liabilities at December 31, 2003 and 2002:

| | 2003 | 2002 |
|---|---|---|
| Commitments to extend credit | $ 12,354,000 | $ 11,798,000 |
| Standby letters of credit and similar arrangements | 939,800 | 875,000 |
| | $ 13,293,800 | $ 12,673,000 |

In the opinion of management, these commitments do not represent unusual risks.

## 13. Financial instruments with off-balance sheet risk and concentrations of credit risk (continued):

**Concentrations of credit risk:**

The Bank has an overall concentration of credit risk related to loans collateralized by real estate.

The concentrations are summarized as follows:

| | Amount | Percentage of portfolio | Percentage of real estate loans |
|---|---|---|---|
| Loans secured by real estate: | | | |
| Loans secured by non-farm, non-residential properties | $ 67,348,000 | 41 % | 55 % |
| Loans secured by 1-4 family residences | 20,746,000 | 13 | 17 |
| Loans secured by multi-family residences | 32,892,000 | 20 | 27 |
| Other real estate collateral | 2,000,000 | 2 | 1 |
| Total loans secured by real estate | $122,986,000 | 76 % | 100 % |
| Commercial and industrial loans | $ 39,537,000 | 24 % | |

In addition to such loans outstanding as shown on the statement of financial condition, the Bank has standby letters of credit and other off-balance-sheet credit risk exposure outstanding. Of the commitments to extend credit at December 31, 2003, approximately $8 million will be collateralized by commercial real estate and approximately $1 million relates to unused revolving, open-end lines of credit collateralized by 1-4 family residential properties. The Bank generally requires collateral on all real estate facilities and loan to value ratios not to exceed 75%.

The Bank lends primarily in New York City and Westchester County, New York and therefore is dependent in large part on the continued stability of these local economies for the quality of its loan portfolio.

The Bank also has a concentration of credit risk related to federal funds sold. The federal funds are sold to two banks which are subject to the normal Bank credit procedures.

## 14. Commitments, contingencies and other matters:

The financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business.

**Claims and lawsuits:**

CBHC is subject to claims and lawsuits which arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing CBHC in connection with such claims and lawsuits, it is the opinion of management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the financial position of CBHC.

**Balances with Federal Reserve Bank:**

The Bank maintains compensating balance arrangements with correspondent banks to facilitate operations and services. The most significant relationship is with the Federal Reserve Bank of New York. The average balance for the years ended December 31, 2003 and 2002 approximated $700,000, and included cash and items in the process of clearing.

**Purchase of Federal Home Loan Bank of New York stock:**

The Bank was approved for membership in the Federal Home Loan Bank of New York (FHLBNY) on May 12, 1994. As a member of FHLBNY, the Bank is required to purchase stock of the FHLBNY in an amount equal to the greater of 1% of the Bank's aggregate home mortgage loans, home purchase contracts, and similar obligations or 0.3% of total assets.

**Line of credit:**

The Bank has an overnight line of credit from the Federal Home Loan Bank of New York. The line bears a variable interest rate that is determined at the time amounts are extended and expires on June 21, 2004. At December 31, 2003, the maximum available credit was $10,800,000. The Bank also has a Companion (DRA) Commitment in the amount of $10,800,000. There was no balance outstanding on either line at December 31, 2003 and 2002. However, when drawn upon, the advances are collateralized by the Bank's mortgage-backed securities, as necessary.

## 15. Related party transactions:

The Bank is permitted to grant loans to executive officers and directors and to entities in which these individuals have a financial interest. Loans to officers and directors are transacted at terms, including interest rates, similar to those available to unrelated customers. At December 31, 2003, loans to officers amounted to approximately $28,000. There were no loans outstanding to officers at December 31, 2002. During the year ended December 31, 2003, total officers loan principal repayments were approximately $12,000. At December 31, 2003 and 2002, loans to directors and entities in which the directors have a financial interest amounted to approximately $1,929,000 and $2,004,000, respectively. During the year ended December 31, 2003, total directors and affiliated entities loan principal additions were $766,000 and loan repayments were approximately $841,000. During the years ended December 31, 2003, 2002 and 2001, the Bank paid its directors $568,800, $546,900 and $385,000, respectively, as compensation for their services.

During the years ended December 31, 2003, 2002 and 2001, the Bank incurred fees of approximately $5,400, $4,100 and $7,000 for legal services rendered by a law firm, a principal of which is a director of the Bank.

## 16. Regulatory matters:

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

## 16. Regulatory matters (continued):

For the quarter ended December 31, 2003, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since year-end that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

| | Actual | | For capital adequacy purposes | | To be well capitalized under prompt corrective action provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Minimum amount | Minimum ratio | Minimum amount | Minimum ratio |
| As of December 31, 2003: | | | | | | |
| Total risk-based capital (to risk-weighted assets) | | | | | | |
| Consolidated | $ 16,641,000 | 10.50 % | $ 12,665,000 | 8.00 % | $ 15,831,000 | 10.00 % |
| Bank | $ 16,684,000 | 10.54 % | $ 12,665,000 | 8.00 % | $ 15,831,000 | 10.00 % |
| Tier I capital (to risk-weighted assets) | | | | | | |
| Consolidated | $ 15,789,000 | 10.00 % | $ 6,332,000 | 4.00 % | $ 9,498,000 | 6.00 % |
| Bank | $ 15,832,000 | 10.00 % | $ 6,332,000 | 4.00 % | $ 9,498,000 | 6.00 % |
| Tier I capital (to average assets) | | | | | | |
| Consolidated | $ 15,789,000 | 4.99 % | $ 12,662,000 | 4.00 % | $ 15,827,000 | 5.00 % |
| Bank | $ 15,832,000 | 5.00 % | $ 12,662,000 | 4.00 % | $ 15,827,000 | 5.00 % |
| As of December 31, 2002: | | | | | | |
| Total risk-based capital (to risk-weighted assets) | | | | | | |
| Bank | $ 15,319,000 | 11.50 % | $ 10,656,000 | 8.00 % | $ 13,320,000 | 10.00 % |
| Tier I capital (to risk-weighted assets) | | | | | | |
| Bank | $ 14,564,000 | 10.90 % | $ 5,328,000 | 4.00 % | $ 7,992,000 | 6.00 % |
| Tier I capital (to average assets) | | | | | | |
| Bank | $ 14,564,000 | 6.60 % | $ 8,823,000 | 4.00 % | $ 11,028,000 | 5.00 % |

The Bank's most recent regulatory examination was performed by the Federal Deposit Insurance Corporation utilizing March 31, 2003 financial data.

## 15. Regulatory matters (continued):

For the quarter ended December 31, 2003, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since year-end that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

| | Actual | | For capital adequacy purposes | | To be well capitalized under prompt corrective action provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Minimum amount | Minimum ratio | Minimum amount | Minimum ratio |
| As of December 31, 2003: | | | | | | |
| Total risk-based capital (to risk-weighted assets) | | | | | | |
| Consolidated | $16,641,000 | 10.50 % | $12,665,000 | 8.00 % | $15,831,000 | 10.00 % |
| Bank | $16,684,000 | 10.54 % | $12,665,000 | 8.00 % | $15,831,000 | 10.00 % |
| Tier I capital (to risk-weighted assets) | | | | | | |
| Consolidated | $15,789,000 | 10.00 % | $ 6,332,000 | 4.00 % | $ 9,498,000 | 6.00 % |
| Bank | $15,832,000 | 10.00 % | $ 6,332,000 | 4.00 % | $ 9,498,000 | 6.00 % |
| Tier I capital (to average assets) | | | | | | |
| Consolidated | $15,789,000 | 4.99 % | $12,662,000 | 4.00 % | $15,827,000 | 5.00 % |
| Bank | $15,832,000 | 5.00 % | $12,662,000 | 4.00 % | $15,827,000 | 5.00 % |
| As of December 31, 2002: | | | | | | |
| Total risk-based capital (to risk-weighted assets) | | | | | | |
| Bank | $15,319,000 | 11.50 % | $10,656,000 | 8.00 % | $13,320,000 | 10.00 % |
| Tier I capital (to risk-weighted assets) | | | | | | |
| Bank | $14,564,000 | 10.90 % | $ 5,328,000 | 4.00 % | $ 7,992,000 | 6.00 % |
| Tier I capital (to average assets) | | | | | | |
| Bank | $14,564,000 | 6.60 % | $ 8,823,000 | 4.00 % | $11,028,000 | 5.00 % |

The Bank's most recent regulatory examination was performed by the Federal Deposit Insurance Corporation utilizing March 31, 2003 financial data.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

**17. Disclosures about fair value of financial instruments:**

The carrying values and estimated fair values of the Bank's financial instruments at December 31, 2003 and 2002 are as follows:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | Carrying value | Fair value | Carrying value | Fair value |
| Financial assets: | | | | |
| Cash and due from financial institutions | $ 6,490,365 | $ 6,490,365 | $ 8,343,821 | $ 8,343,821 |
| Federal funds sold | 2,993,964 | 2,993,964 | 28,233,111 | 28,233,111 |
| Securities available for sale | 24,418,353 | 24,418,353 | 59,750,603 | 59,750,603 |
| Securities held to maturity | 118,700,057 | 117,469,676 | - | - |
| Loans receivable | 162,054,313 | 163,713,399 | 116,682,148 | 120,137,000 |
| Accrued interest receivable | 1,634,718 | 1,634,718 | 875,139 | 875,139 |
| Federal Home Loan Bank of New York stock | 825,000 | 825,000 | 262,900 | 262,900 |
| Financial liabilities: | | | | |
| Deposits | 287,196,385 | 284,764,983 | 196,197,210 | 194,049,170 |
| Off-balance-sheet assets and liabilities: | | | | |
| Standby letters of credit | 939,800 | 939,800 | 875,000 | 875,000 |
| Commitments to extend credit | 12,354,000 | 12,354,000 | 11,798,000 | 11,798,000 |

## 18. Statement of cash flows:

Supplemental disclosures:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Cash paid for: | | | |
| Interest expense | $ 5,125,619 | $ 3,661,385 | $ 4,132,973 |
| Income taxes | 297,929 | 678,100 | 1,976,170 |
| Supplemental schedule of non-cash investing and financing activities: | | | |
| Total increase (decrease) in fair value of securities available for sale | (299,785) | 281,601 | (63,811) |
| Total loans charged off | 45,622 | 104,695 | 43,932 |

## 19. Segment reporting:

SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information* (SFAS 131) establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information in interim financial statements issued to shareholders. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. CBHC has determined it operates as one reportable segment, "Community Banking." All of CBHC's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of CBHC supports the others. For example, commercial lending is dependent upon the ability of CBHC to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk of the portfolio and related funding. This situation is also similar for personal lending. Accordingly, all significant operating decisions are based upon analysis of the Bank as one operating segment or unit.

General information required by SFAS No. 131 is disclosed in the consolidated financial statements and accompanying notes. CBHC operates only in the United States of America domestic market, specifically in portions of the New York City metropolitan area - the Bronx and Manhattan boroughs of New York City, and Westchester County. For the years ended December 31, 2003, 2002 or 2001, no customer accounted for more than 10% of CBHC's revenue.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

20. **Condensed financial information for parent company:**

Financial information pertaining only to Country Bank Holding Company, Inc. is as follows:

**Statement of Financial Condition**

| | |
|---|---|
| **Assets:** | |
| Investment in common stock of Country Bank | $ 15,679,122 |
| Other assets | 19,000 |
| Total assets | $ 15,698,122 |
| **Liabilities and stockholders' equity:** | |
| Liabilities: | |
| Advances from Country Bank | $ 42,610 |
| Total liabilities | 42,610 |
| Stockholders' equity | 15,655,512 |
| Total liabilities and stockholders' equity | $ 15,698,122 |

**Statement of Income**

| | |
|---|---|
| Noninterest expenses | $ (42,610) |
| Income before income taxes | (42,610) |
| Income taxes (benefit) | (19,000) |
| Net (loss) | $ (23,610) |

**Statement of Cash Flows**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ (23,610) |
| Non-cash items | (19,000) |
| Net cash (used in) operating activities | (42,610) |
| **Cash flows from investing activities:** | |
| Additional investment in Country Bank | (1,041,900) |
| Net cash (used in) investing activities | (1,041,900) |

**20. Condensed financial information for parent company (continued):**

**Statement of Cash Flows (continued)**

| | |
|---|---|
| **Cash flows from financing activities:** | |
| Advances from Country Bank | $ 42,610 |
| Proceeds from issuance of common stock | 1,041,900 |
| Net cash provided by financing activities | 1,084,510 |
| Net increase (decrease) in cash and cash equivalents | - |
| Cash and cash equivalents, beginning of year | - |
| Cash and cash equivalents, end of year | $ - |

**21. Sale of banking office:**

On May 11, 2001, the Bank sold its banking office at 102 Brewster Avenue, Carmel, New York, including substantially all of the deposits at such banking office, amounting to approximately $48,000,000, along with approximately $19,000,000 of loans to The Warwick Savings Bank ("Warwick"). Warwick also purchased certain other Bank assets, including the land, building and improvements situated at 102 Brewster Avenue, Carmel, New York.

Proceeds of the sale, net of cost of assets sold, are as follows:

| | Gross gain on sale | Expenses of sale | Net gain on sale |
|---|---|---|---|
| Deposits | $ 3,400,000 | $ (256,771) | $ 3,143,229 |
| Loans | 950,000 | (71,745) | 878,255 |
| Fixed assets | 650,000 | (49,088) | 600,912 |
| Total | $ 5,000,000 | $ (377,604) | $ 4,622,396 |

# End of Offering Circular

**Part F/S**

The required financial statements are included beginning at Page F-2 of the Offering Circular included in Part II. The following is an index of the financial statements so included.

INDEX TO FINANCIAL STATEMENTS

## PART III — EXHIBITS

### Item 1. Index to Exhibits



## SIGNATURES AND POWER OF ATTORNEY

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 15, 2004 .

The officers and directors whose signatures appear below, hereby constitute and appoint William J. Burke and Joseph M. Murphy, and each of them, their true and lawful attorneys and agents, with full power of substitution, each with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this Offering Statement on Form 1-A, and each of the undersigned does hereby ratify and confirm all that each of said attorney and agent, or their or his substitutes, shall do or cause to be done by virtue hereof.

Country Bank Holding Company, Inc.

By: William J. Burke
President and Chief Executive Officer

William J. Burke, Director,
President and Chief Executive Officer

Mario Pastorino, Chief Financial Officer

- Signatures continued on following page -

**Signatures to Form 1-A continued from preceding page**

| | |
|---|---|
| Joseph M. Murphy, Director | John G. Flynn, director |
| Joseph M. Murphy, Jr., Director | Patricia M. MacGillivray, director |
| JoAnn M Murphy, Director | Regina C. Morini, director |
| Paul Fornaby, Director | Carolyn T. Murphy, director |
| Judith A. Aydelott, director | Mary J. Murphy, director |
| Vincent J. Dougherty, director | Richard C. Petriccione, director |

# Exhibit 2.1

# Certificate of Incorporation of Country Bank Holding Company, Inc.

030625000 127

CSC 45
DRAW DOWN

# CERTIFICATE OF INCORPORATION

# OF

# Country Bank Holding Company, Inc.

Under Section 402 of the New York Business Corporation Law

**THE UNDERSIGNED**, being a natural person of at least eighteen years of age and acting as the sole Incorporator of the corporation hereby being formed under the New York Business Corporation Law, certifies that:

FIRST: The name of the corporation is

**Country Bank Holding Company, Inc.**

SECOND: The purpose for which it is formed is as follows:

To engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law, provided, however, that the corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without first obtaining the consent of such body.

THIRD: The office of the corporation in the State of New York is to be located in the County of New York.

FOURTH: The aggregate number of shares which the corporation shall have the authority to issue is two thousand five hundred (2,500) shares, all of which shall have a par value of $0.10 each.

FIFTH: The Secretary of State is designated as the agent of the corporation upon whom process against the corporation may be served, and the address to which the Secretary of State shall mail a copy of any process against the corporation served upon him is c/o the corporation at 200 East 42nd Street, 9th floor, New York, New York 10017.

SIXTH: A director of the corporation shall not be personally liable to the corporation or its shareholders for damages for any breach of duty in his or her capacity as a director, provided,

however, that this Paragraph SIXTH shall not eliminate or limit liability for any act or omission described in Sections 402(b)(1) and 402(b)(2) of the New York Business Corporations Law.

SEVENTH: No shareholder shall have any pre-emptive rights to subscribe to any shares of stock of the corporation which may be offered for sale, sold or otherwise issued by the corporation or issuable by the corporation upon the exercise of any rights or options or upon the conversion of any other securities.

EIGHTH: Any director of the corporation may be removed without cause by majority vote of the shareholders.

NINTH: One or more members of the board of directors or any committee thereof may participate in a meeting of the board or such committee by conference telephone or similar communications equipment allowing all persons participating to hear each other at the same time.

TENTH: By-laws may be adopted, amended or repealed by a majority vote of the board of directors, but no by-law adopted by the shareholders (except for the initial by-laws adopted by the incorporator) may be amended or repealed by vote of the board of directors.

**IN WITNESS WHEREOF**, this Certificate of Incorporation has been signed this 24th day of June, 2003 by the undersigned, who verifies and affirms that the statements made herein are true under the penalties of perjury.

Jay L. Hack, Incorporator
c/o Todtman, Nachamie, Spizz & Johns, P.C.
425 Park Avenue
New York, New York 10022

*State of New York*

# Banking Department

I, Sara A. Kelsey, Deputy Superintendent of Banks of the State of New York, hereby approve, pursuant to the New York Business Corporation Law Section 301(a)(5)(B), as amended, the use of the words or a derivative of the words **"bank"** in the name of **COUNTRY BANK HOLDING COMPANY, INC.**

---

***Witness**, my hand and official seal of the Banking Department at the City of New York, this 18th day of June in the Year two thousand three.*

Sara A. Kelsey
*Deputy Superintendent of Banks*

F030625000 727

DRAWDOWN

# CERTIFICATE OF INCORPORATION

OF

Country Bank Holding Company, Inc.

Under Section 402 of the Business Corporation Law

Filed by: TODTMAN, NACHAMIE, SPIZZ & JOHNS, P.C.
(Name)

425 PARK AVENUE
(Mailing address)

NEW YORK, NY 10022
(City, State and Zip code)

cust Ref #146357BWL

FILED 2003 JUN 25 PM 3:18

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED JUN 25 2003
TAX $
BY:

2003 JUN 25 PM 2:07
RECEIVED

4

0097

030625000761

# Exhibit 2.2

# Bylaws of
# Country Bank Holding Company, Inc.

# BY-LAWS
# OF
# COUNTRY BANK HOLDING COMPANY, INC.

## ARTICLE I
## SHAREHOLDERS

SECTION 1. Annual Meeting. A meeting of shareholders shall be held annually for the election of directors and the transaction of such other business as may be properly come before the meeting.

SECTION 2. Special Meetings. Special Meetings of the shareholders for any purpose may be called by the Chairman of the Board or the President, and shall be called by the President or Secretary at the written request of the holders of record of a majority of the outstanding shares of the Bank entitled to vote at such meeting. Special meetings shall be held at such time as may be fixed in the call and stated in the notice of meeting or waiver thereof. At any such special meeting only such business may be transacted as is related to the purposes set forth in the notice of meeting.

SECTION 3. Place of Meetings. Meetings of shareholders shall be held in the city, town or village in which the principal office of the Corporation is located, as fixed in the call and notice of meeting or waiver thereof.

SECTION 4. Notice of Meetings. Notice of each meeting of shareholders shall be given in writing and shall state the place, date and hour of the meeting and, in the case of special meeting, (i) the purpose or purposes for which the meeting is called and (ii) at whose direction the notice is being issued.

A copy of the notice of any meeting shall be given, personally or by mail, not less than ten (10) nor more than fifty (50) days before the date of the meeting, to each shareholder entitled to vote at such meeting.

SECTION 5. Waiver of Notice. Notice of any meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him.

SECTION 6. Qualification of Voters. Except as may be otherwise provided in the Certificate of Incorporation, every shareholder of record shall be entitled at every meeting of shareholders to vote for every share standing in his name on the record of shareholders.

Shares of the Corporation standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent or proxy as the by-laws or similar regulations of such corporation may provide, or in the absence of such provision, as the board of directors of such corporation may determine.

SECTION 7. Quorum. At any meetings of the shareholders the presence, in person or by proxy, of the holders of a majority of the shares entitled to vote thereat shall constitute a quorum for the transaction of any business, provided that when a specified item of business is required to be voted on by a class or series, voting as a class, the holders of the majority of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders. The shareholders present may adjourn the meeting despite the absence of a quorum.

SECTION 8. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy. Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except at otherwise provided herein and as permitted by law.

SECTION 9. Voting. Directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law or by the Certificate of Incorporation, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

SECTION 10. Consents. Whenever the shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon.

ARTICLE II.

BOARD OF DIRECTORS

SECTION 1. Power of Board and Qualifications of Directors. The business of the Corporation shall be managed by the Board of Directors, each of whom shall be at least eighteen years of age. At least one-half of the directors must be citizens of the United States.

SECTION 2. Number and Term of Directors. The number of directors constituting the entire Board of Directors shall be such number not less than seven (7) nor more than thirty (30) as may be fixed from time to time by resolution adopted by eighty percent (80%) of the entire Board.

The Board of Directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible with the term of office of one class expiring each year. Each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which such director was elected.

All vacancies in the Board of Directors, including newly created directorships, shall be filled by election by the shareholders except as hereinafter provided in this paragraph. Vacancies not exceeding one-third of the entire Board of Directors may be filled by the affirmative vote of a majority of the directors then in office, and the directors so elected shall hold office for the balance of the unexpired term. No decrease in the number of directors shall shorten the term of any incumbent director.

SECTION 3. Election of Directors. At each annual meeting of shareholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting and until their successors have been elected and qualified.

SECTION 4. Resignations. Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the Chairman of the Board or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

SECTION 5. Removal of Directors. Any or all of the directors may be removed for cause by a majority of the votes cast at a meeting of Shareholders by the holders of shares entitled to vote thereon.

SECTION 6. Executive and Other Committee of Directors. The Board of Directors, by resolution adopted by a majority of the entire Board, shall designate from among its Members and Executive Committee which, to the extent provided in the resolution and permitted by law, shall have all the authority of the Board.

In addition, the Board of Directors, by resolution adopted by a majority of the entire Board, may appoint or provide for such other committees as it deems appropriate from time to time consisting of directors or other persons, each of which to the extent provided in the resolution and permitted by law shall have all the authority of the Board. The Board of Directors may designate one or more directors as alternate members of any committee to replace any absent member or members at any meeting of such committees. Each committee shall serve at the pleasure of the Board of Directors.

SECTION 7. Compensation of Directors. The Board of Directors shall have authority to fix the compensation of directors for services in any capacity, or to allow a fixed sum plus expenses, if any, for attendance at meetings of the Board or of committee or directors.

## ARTICLE III.

## MEETINGS OF THE BOARD

SECTION 1. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and places, within or without the State of New York, as may from time to time be fixed by the Board.

The Board shall, after their due qualification, hold an annual meeting for the election of officers within fifteen days after the annual meeting of shareholders. The Board shall hold a regularly periodic meetings. No notice shall be required to be given to any director with respect to a regular periodic meeting the date, time and place of which was previously announced at a meeting of the Board.

SECTION 2. Special Meetings; Notice; Waiver. Special meetings of the Board of Directors may be held at any time and place, within or without the State of New York, upon the call of the Chairman of the Board or the President by oral, electronic or written notice; duly

given to or sent or mailed to each director not less than one day before such meeting. Special meetings shall be called by the Chairman of the Board or the President on the written request or any two directors.

Notice of a special meeting need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him.

A notice, or waiver of notice, need not specify the purpose of any special meeting of the Board of Directors.

SECTION 3. Quorum; Action by the Board; Adjournment. At all meetings of the Board of Directors, a majority of the entire Board shall constitute a quorum for the transaction of business, except that when the number of directors constituting the whole Board shall be an even number, one-half of that number shall constitute a quorum.

The vote of a majority of the directors present at the time of vote, if a quorum is present at such time, shall be the act of the Board, except as may be otherwise specifically provided by the Certificate of Incorporation or by these By-Laws.

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place.

SECTION 4. Telephonic Participation. Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board or Committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same tine. Participation by such mean shall constitute presence in person at a meeting.

SECTION 5. Rules and Regulations. The Board of Directors may adopt such rules and regulations for the conduct of its meetings and the management of the affairs of the Corporation as it may deem proper, not inconsistent with the laws of the State of New York or these By-Laws.

## ARTICLE IV.

## OFFICERS

SECTION 1. Officers. The Board of Directors shall, at the annual meeting of such Board following each annual meeting of shareholders, elect a Chairman of the Board, a President, a Secretary and a Treasurer of the Corporation and from time to time may elect or appoint one or more Vice Presidents and such other officers as it may determine. Any two or more offices may be held by the same person, except the offices of President and Secretary, which may not be held by the same person.

SECTION 2. Term of Office; Removal. Each officer shall hold office for such term as may be prescribed by the Board and until his successor has been elected or appointed and qualified. Any officer may be removed by the Board with or without cause. The removal of an officer without cause shall be without prejudice to his contract rights, if any. The election or appointment of an officer shall not of itself create contract rights.

SECTION 3. Powers and Duties. The officers of the Corporation shall each have such powers and authority and perform such duties in the management of the property and affairs of the Corporation as from time to time may be prescribed by the Board of Directors and, to the extent not so prescribed, they shall each have such powers and authority and perform such duties in the management of the affairs and property of the Corporation, subject to the control of the Board, as generally pertain to their respective offices.

Securities of other corporations held by the Corporation may be voted by any officer designated by the Board and, in the absence of any such designation, by the Chairman of the Board, the President, any Vice President, the Secretary or the Treasurer.

The Board may require any officer to give security for the faithful performance of his duties.

SECTION 4. Compensation. The compensation of all officers of the Corporation shall be fixed by the Board of Directors.

SECTION 5. Subordinate Officers. All other subordinate officers and agents of the Corporation who may from time to time be appointed by the Board shall perform such duties and have such powers as may be assigned to them from time to time by the Board of Directors. Any officer of the Corporation may appoint any such subordinate officer or agent, subject to the approval of the Board.

ARTICLE V.

INDEMNITY

Indemnification of Officers and Directors. To the full extent authorized by law, the Corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or interstate is or was a director or officer of the Corporation or serves or served any other corporation in any capacity at the request of the Corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

ARTICLE VI.

SHARE CERTIFICATES

SECTION 1. Form of Share Certificates. The shares of the Corporation shall be represented by certificates, in such form as the Board of Directors may from time to time prescribe, signed as required by law, and shall be sealed with the seal of the Corporation or a facsimile thereof.

SECTION 2. Registration of Transfers. Shares of the Corporation shall be transferable only upon the books of the Corporation, by the person specified by the certificate representing such shares or by special endorsement to be entitled to such shares, or by the duly authorized attorney or legal representative of such person.

ARTICLE VII.

MISCELLANEOUS PROVISIONS

SECTION 1. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation and shall be in such form as the Board of Directors may from time to time determine.

SECTION 2. Fiscal Year. The fiscal year of the Corporation shall be the twelve months ending December 31.

SECTION 3. Checks and Notes. All checks or demands for money and notes or other instruments evidencing indebtedness or obligations of the Corporation shall be signed by such officer or officers or other person or persons as shall be thereunto authorized from time to time by the Board of Directors.

SECTION 4. Approval of Business Combinations. The affirmative vote of a majority of all the members of the Board of Directors and the affirmative vote of the holders of not less than two-thirds of the outstanding voting shares of the Corporation shall be required for the approval or authorization of any (i) merger or consolidation of the Corporation with or into any other corporation, or (ii) sale, lease, exchange or other disposition of all or substantially all of the assets of the Corporation to or with any other corporation or other entity.

The Board of Directors of the Corporation, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of the Corporation, (b) merge or consolidate the Corporation with another corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, shall, in evaluating what is in the best interests of the Corporation and its shareholders, examine not only the consideration being offered by another party, in relation to the then current market price, but also in relation to the then current value of the Corporation as an independent entity. Furthermore, the Board is authorized, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, to give due consideration to all relevant factors, including, without limitation, the social, legal and economic effects on the Corporation's employees and customers, and on the communities in which the Corporation operates.

SECTION 5. Inspection. A copy of the By-Laws shall at all times be kept in a convenient place at the principal office of the Corporation, and shall be open for inspection by shareholders during business hours.

## ARTICLE VIII.

## AMENDMENTS

SECTION 1. Power to Amend. The By-Laws, or any of them, may be amended, repealed or adopted by vote of the holders of a majority of the shares entitled to vote in the election of directors at any annual or special meeting of the shareholders, provided that notice of such proposed amendment, repeal or adoption is given in the notice of meeting.

# Exhibit 4

# Stock Order Form

**COUNTRY BANK HOLDING COMPANY, INC.**
200 East 42nd Street, Ninth Floor
New York, New York 10017

Stock Offering Expires: 5:00 p.m
_______________, 2004

# Phase I
# STOCK ORDER FORM

**PURCHASER INFORMATION** - Please provide the following information regarding the purchaser. The name shown must be the name of a stockholder of record. Only stockholders of record may submit orders in Phase I.

| | |
|---|---|
| Name | Soc. Sec./Tax I.D. # |
| Street Address | Evening Tel. |
| City State Zip | Day Tel. |

**PURCHASE OF STOCK-** This order is governed by the terms described in the Offering Circular of Country Bank Holding Company, Inc. dated _______________, 2004. Payment must accompany this order form by check or money order payable to "Country Bank Holding Company, Inc. - Stock Offering." Do not send cash.

**Please complete the following boxes with the number of shares you want to purchase and the subscription payment due.**

| Number of Shares | Multiplied by | Purchase Price Per Share | Equals | Total Purchase Price Due |
|---|---|---|---|---|
| _________ | X | $11,325 | = | $____________ |

## ADDITIONAL INFORMATION

We must receive this fully completed form by 5:00 pm New York Time on _____________, 2004, unless the Board of Directors extends that deadline. Once you submit an order, you may not modify, withdraw or cancel the order unless the expiration of Phase I is extended beyond ___________, 2004.

**OUR COMMON STOCK IS NOT A DEPOSIT OR ACCOUNT AND IS NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY.**

Under the penalty of perjury, you certify that the Social Security or Tax I.D. number and all other information on this Stock Order From is true, correct and complete and that you are not subject to back up withholding.

## SIGNATURE

Please sign and date this form below. When acting as a corporate officer, trustee, etc., include your full title. **By signing this stock order form, you acknowledge that you received the offering circular dated _____________, 2004.**

X
Signature, title and date

Print name signed above

X
Signature, title and date

Print name signed above

If you need help completing this form, you may call Mario Pastorino at (212) 818-9090

# Exhibit 10

# Consent of Accountants

D'Arcangelo & Co. LLP
Certified Public Accountants & Consultants
3000 Westchester Ave., Purchase, N.Y. 10577-2538
914-694-4600 Fax: 914-694-3658

# INDEPENDENT AUDITOR'S CONSENT

To the Board of Directors
Country Bank Holding Company, Inc.
New York, New York

We consent to the use in this Offering Statement on Form 1-A of Country Bank Holding Company, Inc. of our report on the 2003 financial statements dated January 30, 2004, included herein.

D'Arcangelo + Co., LLP

March 12, 2004



Mid-Hudson • Utica/Rome • Westchester

# Exhibit 11

# Opinion re: legality

GALLET DREYER & BERKEY, LLP
COUNSELLORS AT LAW
845 THIRD AVENUE
NEW YORK, N.Y. 10022-6601
(212) 935-3131
FACSIMILE (212) 935-4514

March 15, 2004

Country Bank Holding Company, Inc.
200 East 42nd Street
New York, NY 10017

Ladies and Gentlemen:

We have acted as counsel to Country Bank Holding Company, Inc., a New York (the "Company"), in connection with the Regulation A Offering Statement on Form 1-A (the "Statement") to be filed by the Company on or about March 16, 2004 with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Act"), for the purpose of obtaining an exemption from registration for an aggregate of 349 shares (the "Shares") of common stock of the Company, par value $.10 per share (the "Common Stock"). This opinion is being delivered to you in connection with the Statement.

In connection with the foregoing, we have examined, among other documents, copies of the following: (i) the Statement, (ii) the Certificate of Incorporation of the Company, and (iii) the By-Laws of the Company. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such corporate records of the Company, and such other instruments and certificates of officers of the Company, and have made such investigations of law, as, in our experience, are necessary or appropriate as a basis for the opinions expressed below.

As to questions of fact material to our opinions expressed herein, we have, when relevant facts were not independently established, relied upon certificates of, and information received from, the Company and/or representatives of the Company. We have made no independent investigation of the facts stated in such certificates or as to any information received from the Company and/or representatives of the Company and do not opine as to the accuracy of such factual matters. We also have relied, without investigation, upon certificates and other documents from, and conversations with, public officials.

In rendering the following opinions, we have assumed, without investigation, the authenticity of any document or other instrument submitted to us as an original, the conformity to the originals of any document or other instrument submitted to us as a copy, the genuineness of all signatures on such originals or copies, and the legal capacity of natural persons who executed any such document or instrument at the time of execution thereof.

In addition, we have assumed that, at or prior to the time of issuance and sale of any of the Shares: (i) no stop order shall have been issued in respect of the Statement, (ii) there shall not have occurred, since the date of this opinion, any change in law affecting the validity of the Shares or the ability or the capacity of the Company to issue any of the Shares, and (iii) the Company shall not have effected any material change to its Certificate of Incorporation or By-Laws.

Members of our firm involved in the preparation of this opinion are licensed to practice law in the State of New York and we do not express any opinion herein concerning the laws of any jurisdiction other than the State of New York and the federal laws of the United States.

Based upon and subject to the foregoing, and the other qualifications and limitations contained herein, and after the Statement has been qualified by the Securities and Exchange Commission and assuming that such qualification remains in effect throughout the period during which Shares are offered and sold pursuant to the Offering Circular contained in the Statement, we are of the opinion that the 349 Shares sold pursuant to the Offering Circular, upon the sale thereof and the payment of the purchase price therefor, will have been duly authorized, validly issued, fully paid and non-assessable, subject to the provisions of the New York Business Corporation Law

We hereby consent to the filing of this opinion as an exhibit to the Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC.

We further consent to the filing of this opinion as an exhibit to applications or notices to the securities commissioners of the various states of the United States of America, to the extent required, in connection with the sale of the Shares.

This opinion is intended solely for your benefit in connection with the transactions described above and, except as provided in the two immediately preceding paragraphs, may not be otherwise communicated to, reproduced, filed publicly or relied upon by, any other person or entity for any other purpose without our express prior written consent.

This opinion is limited to the matters stated herein, and no opinion or belief is implied or may be inferred beyond the matters expressly stated herein. The opinions expressed herein are rendered as of the date hereof, and we disclaim any undertaking to advise you of changes in law or fact that may affect the continued correctness of any of our opinions as of a later date.

Very truly yours,

Gallet Dreyer & Berkey, LLP

Gallet Dreyer & Berkey, LLP

# Exhibit 12

# Cover letter to accompany offering circular

[letterhead of]
Country Bank Holding Company, Inc.
200 East 42$^{nd}$ Street
New York, New York 10017
(212) 818-9090

<date of offering circular>

Dear Stockholder:

We are pleased to provide you with the enclosed offering circular and stock order form. Our holding company is offering 349 shares of its common stock to our stockholders at a per share price of 11,235. Please read the offering circular carefully if you are interested in purchasing more shares of our stock. If you decide that you want to purchase our stock, you should return complete and return the order form to us with payment in full so that we receive it no later than ______________.

Very truly yours,

Joseph M. Murphy, Chairman

William J. Burke, President